Exhibit 2.1

MAUDORE MINERALS LTD.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2012

Dated as of October 21, 2013

TABLE OF CONTENT

PRELIMINARY INFORMATION	1
Cautionary Statement Regarding Forward-Looking Information	1
Glossary and Defined Terms	2
Currency and Exchange Rates	6
Imperial to Metric Conversion Table	6
Financial Statements	6

CORPORATE STRUCTURE	6
Name, Address and Incorporation	6

GENERAL DEVELOPMENT OF THE BUSINESS	7
Three-Year History and Developments since January 1, 2013	7

DESCRIPTION OF THE BUSINESS	11
General	11
Production	11
Gold Marketing	11
Employees	12
Competitive Conditions	12
Cycles	12
Social and Environmental Policies	12
Environment	13

MINING PROPERTIES	14
Sleeping Giant Property	14
Advanced Properties	26
Vezza Property	26
Comtois Property	36
Discovery Property	37
Flordin Property	38
Other Exploration Properties	38

RISK FACTORS	39

DIVIDEND POLICY	47

DESCRIPTION OF CAPITAL STRUCTURE	47

MARKET FOR SECURITIES	47

DIRECTORS AND EXECUTIVE OFFICERS	48

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CORPORATE GOVERNANCE	51

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	54

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	54

TRANSFER AGENT AND REGISTRAR	54

MATERIAL CONTRACTS	54

INTERESTS OF EXPERTS	55

ADDITIONAL INFORMATION	55

SCHEDULE A	56

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PRELIMINARY INFORMATION

All information contained in this annual information form (the “AIF”) is as at October 21, 2013, unless otherwise stated.

Cautionary Statement Regarding Forward-Looking Information

This AIF for Maudore Minerals Ltd. (“Maudore” or the “Company”) contains statements of forward-looking information. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, Mineral Resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, including the Company’s plans and expectations relating to Sleeping Giant Property (as defined below), completion of transactions, market prices for precious and base metals, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning Mineral Resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the Mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•	our ability to achieve production at any of the Company’s mineral exploration and development properties;

•	estimated capital costs, operating costs, production and economic returns;

•	estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company’s resource estimates;

•	our expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable;

•	assumptions that all necessary permits and governmental approvals will be obtained;

•	assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company’s Mineral deposits;

•	our expectations regarding demand for equipment, skilled labour and services needed for exploration and development of mineral properties; and

•	our activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	commodity price fluctuations;

•	currency fluctuations;

•	uncertainty related of estimated mineral reserves or Mineral Resources;

•	risks related to the Company’s ability to finance the development of its mineral properties through external financing, strategic alliances, the sale of property interests or otherwise;

•	risks related to the consensual restructuring agreement and the indebtedness level of Maudore;

•	risks related to market events and general economic conditions;

•	uncertainty related to the Company’s ability to meet production levels and observe operating costs estimates relating to the Sleeping Giant property;

•	mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

•	risks related to governmental regulation and permits, including environmental regulation;

•	uncertainty related to title to the Company’s mineral properties;

•	uncertainty related to the Company’s history of losses;

•	uncertainty as to the outcome of potential litigation;

•	increased competition in the mining industry;

•	uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights;

•	operational and environmental risks and hazards associated with mining and processing;

•	risks related to conflicts of interests of some of the directors of the Company;

•	risks related to the Company’s majority Shareholders;

•	risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases; and

•	risks related to the third parties on which the Company depends for its exploration and development activities.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors” and elsewhere.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Glossary and Defined Terms

The following is a glossary of certain mining terms used in this AIF.

“Ag” means silver.

“Alteration” means any change in the mineral composition of a rock brought about by physical or chemical means.

“Au” means gold.

“Aurbec” means Aurbec Mines Inc., (formerly “NAP Quebec Mines Ltd.”)

“Bulk Sample” means a collection of representative mineralized material whose location, geologic character and metal assay content can be determined, and then used for metallurgical or geotechnical testing purposes.

“Common Shares” means the common shares of the Company.

“Company” means Maudore Minerals Ltd.

“Composite” means combining more than one sample result to give an average result over a larger distance.

“Concentrate” means a metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.

“Cu” means copper.

“Cut-off grade” means the grade of Mineralization, established by reference to economic factors, above which material is included in Mineral deposit reserve/resource calculations and below which the material is considered waste. Cut-off grade may be either an external cut-off grade which refers to the grade of Mineralization used to control the external or design limits of an open or underground excavation pit based upon the expected economic parameters of the operation, or an internal cut-off grade which refers to the minimum grade required for blocks of Mineralization present within the confines of an open pit or underground excavation to be included in Mineral deposit estimates.

“Cyrus” means Cyrus Capital Partners, L.P.

“Development stage” means the period when a Mineral deposit that has been estimated to be economically viable is prepared for commercial production and includes pre-production stripping or access tunneling in waste material in the mine and the construction of the necessary process plant and supporting facilities.

“Diamond drill” means a machine designed to rotate under pressure an annular diamond-studded cutting tool to produce a more or less continuous solid, cylindrical sample of the material drilled.

“Dilution” means waste, which is unavoidably mined with ore.

“Dip” means the angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the Strike of the structure.

“Exploration” means the prospecting, mapping, geophysics, compilation, diamond drilling and other work involved in searching for ore bodies.

“Fault” means a fracture or break in rock along which there has been movement.

“FBC” means FBC Holdings S.à r.l.

“Felsic” is an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

“g/t Au” means grams of gold per metric tons.

“Grade” means the amount of valuable mineral in each ton of mineralized material, expressed as troy ounces (or grams) per ton or tonne of gold or as a percentage of copper and other base metals.

“Historical estimate” means an estimate of Mineral Resources or mineral reserves prepared prior to February 1, 2001. A historical estimate is non Regulation 43-101 compliant. Under the regulation, the issuer must inform the reader of the source, author and date of the historic estimate. As well, the following cautionary language applies to all historical estimates:

•	a qualified person has not done sufficient work to classify the historical estimate as current Mineral Resources or reserves;

•	the issuer is not treating the historical estimate as current Mineral Resources or mineral reserves; and

•	the historical estimate should not be relied upon. The relevance and reliability of the historical estimate, and any more recent estimates will be given.

“Hydrothermal” means the products or the actions of heated waters in a rock mass such as a Mineral deposit precipitating from a hot solution.

“Indicated Resources” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Resources” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited Sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and Sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Intrusion” means molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

“Kriging” is an interpolation method of assigning values from samples to blocks that minimizes the estimation error.

“Measured Resources” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, Sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Metallurgical Tests” are scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the Mineralization for this test work.

“Mineral” means a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

“Mineral deposit, deposit or mineralized material” means a mineralized body, which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially minable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

“Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

“Mineralization” means rock containing an undetermined amount of minerals or metals.

“NAP” means North American Palladium Ltd.

“NAP Quebec” means NAP Quebec Mines Ltd. (former name of Aurbec).

“Regulation 43-101” means Regulation 43-101 – respecting Standards of Disclosure for Mineral Projects.

“43-101 Report” means a technical report according to Regulation 43-101.

“Oberon” means Oberon Capital Corporation.

“Open pit mining” means the process of mining an ore body from the surface in progressively deeper steps. Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

“Ore” means a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“Ounce (oz)” means a Troy ounce.

“Outcrop” means the part of a rock formation that appears at the surface of the ground.

“oz/T (opt)” means Troy ounces per short ton.

“ppm’ means parts per million.

“Pre-feasibility Study” is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

“Qualified Person” means a qualified person under Regulation 43-101 who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.

“Quartz” means a crystallized form of silica, stable at an ordinary temperature that is found in nature as crystals prismatic, transparent or opaque, more or less colourless (rock crystal, quartzite, etc.) or as a constituent of igneous rocks (granite, pegmatite, etc.).

“Royalty” means a metal royalty payment, gross or net, based upon contained minerals in concentrate or minerals recovered by a refinery or smelter, as defined by contract.

“Sampling” means taking a sample of rock or material in order to test and assay its mineral composition.

“Sedimentary” pertains to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.

“Shareholders” means the shareholders of the Company.

“Shear zone” means a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

“Stope” or “Stoping” means the individual engineered volume of ore within select sectors of the overall ore body where excavation of the mineralized gold bearing ore has been demonstrated to be economically viable considering the development and extraction costs in conjunction with the metal prices at the time of excavation.

“Strike” means a direction of the line formed by the intersection of strata surfaces with the horizontal plane, which is always perpendicular to the dip direction.

“Strike length” means the longest horizontal dimensions of a body or zone of Mineralization.

“Stripping ratio” means the ratio of waste material to ore that is experienced in mining an ore body.

“Ton” means a short ton.

“Tonne” means a metric tonne.

“Underground mining” means the process of mining an ore body from workings (excavations) that have been developed from a vertical shaft or access portals from the surface to provide access to ore bodies that are sufficiently deeper than surface open pits to be economically mined with open pit mining techniques.

“Vein” means an epigenetic mineral filling of a fault or other fracture in a host rock often composed of quartz and other sulphide or precious metals.

“Volcanics” means those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

“Zn” means zinc.

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated. The noon rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars on December 31, 2012 was US$1.0051 per C$1.00 and on October 21, 2013 was US$1.0297 per C$0.9712.

Imperial to Metric Conversion Table

The following table sets forth the factors for converting Imperial measurements into metric equivalents:

Imperial	Metric
1 ounce (troy)	31.103 grams (g)
1 ton, (short)	0.907 tonne (t)
1 ounce (troy) per ton (short)	34.286 grams per ton (g/t)
1 foot	0.305 metre (m)
1 inch	25.4 millimetres (mm)
1 mile	1.609 kilometres (km)
1 acre	0.405 hectare (ha)

Financial Statements

This AIF should be read in conjunction with the Company’s audited financial statements and management’s discussion and analysis for the year ended December 31, 2012. These documents are available under the Company’s profile on SEDAR at www.sedar.com as well as on the Company’s website at www.maudore.com.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated by articles of incorporation on September 20, 1996 pursuant to the Business Corporations Act (Ontario) as Maude Lake Exploration Limited/Exploration Maude Lake Limitée. By articles of amendment dated November 1, 2004, the name of the Company was changed to Maudore Minerals Ltd./Minéraux Maudore Ltée and its outstanding Common Shares were consolidated on the basis of one post-consolidation Common Share for six pre-consolidation Common Shares issued and outstanding. As at the date hereof, the Company is in good standing under the laws of the Province of Ontario.

The Company has one wholly-owned subsidiary: Aurbec Mines Inc./Mines Aurbec inc. (“Aurbec”). Aurbec was incorporated under the Canada Business Corporations Act (the “CBCA”) in 2006 as Cadiscor Resources Inc. (“Cadiscor”). In May 2009, North American Palladium Ltd. (“NAP”) acquired all of the issued and outstanding shares of Cadiscor pursuant to a plan of arrangement under the CBCA and Cadiscor became a wholly-owned subsidiary of NAP. In March 2011, Cadiscor changed its name to NAP Quebec Mines Ltd. (“NAP Quebec”). On March 22, 2013, the Company acquired all the issued and outstanding shares of NAP Quebec and on April 15, 2013, NAP Quebec changed its name to Aurbec Mines Inc. As of the date hereto, Aurbec is in good standing under the CBCA.

The Company’s head office is located at 2000, Peel Street, Suite 620, Montreal, Quebec, H3A 2W5. The Company’s registered office is located at Suite 4000, 199 Bay Street, Commerce Court West, Toronto, Ontario M5L 1A9. The Company also has a mailing address at 101A, Avenue Principale, Suite 200, Rouyn-Noranda, Quebec, J9X 4P1. Aurbec’s head office is located at 1495, 4e Rue, Val-d’Or, Quebec, J9P 6X1.

The following chart evidences the Company’s direct and indirect ownership interest in each of its properties as at October 21, 2013.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History and Developments since January 1, 2013

Year ended December 31, 2010

In November 2010, the Company announced it had staked an additional 520 mining claims comprising 27,280 hectares located to the west of the Comtois Property (as defined below). These additional claims represented a 48% increase in the Company’s total land portfolio at that time.

In December 2010, the Company issued 626,033 units on a private placement basis at a price of $8.00 per unit for gross proceeds of $5,008,264. Each unit was comprised of one flow-through common share and one-half of one common share purchase warrant, with each whole warrant exercisable at $8.00 per Common Share until June 2012 (which warrants have now expired unexercised). Net proceeds of this offering were used by the Company to incur exploration expenditures, primarily on the Comtois Property. The Company paid a finder’s fee to Oberon Capital Corporation (“Oberon”) of approximately 6% of the gross proceeds raised through this offering.

Year ended December 31, 2011

In February 2011, the Company issued 547,625 units on a private placement basis at a price of $8.00 per unit for gross proceeds of $4,381,000. Each unit was comprised of one flow-through common share and one-half of one common share purchase warrant, with each whole warrant exercisable at $8.00 per Common Share until August 2012 (which warrants have now expired unexercised). Net proceeds of this offering were used by the Company to incur exploration expenditures, primarily on the Comtois Property. The Company paid a finder’s fee to Oberon of approximately 6% of the gross proceeds raised through this offering.

In March 2011, the Company completed the sale of 258,202 units at a price of $8.00 per unit, issued on a bought-deal basis, for gross proceeds of $2,065,616. Each unit was comprised of one flow-through common share and one-half of one common share purchase warrant, with each whole warrant exercisable at $8.00 per Common Share until September 2012 (which warrants have now expired unexercised). Net proceeds of this offering were used by the Company to incur exploration expenditures, primarily on the Comtois Property. The Company paid to Oberon a commission of 5% of the gross proceeds raised through this offering.

In August 2011, the Company issued 348,837 units at a price of $8.60 per unit for gross proceeds of approximately $3 million. Each unit was comprised of one flow-through common share and one-half of one common share purchase warrant, with each whole warrant exercisable at $8.60 per Common Share until February 2013 (which warrants have now expired unexercised). Net proceeds of this offering were used by the Company to incur exploration expenditures, primarily on the Comtois Property. The Company paid to Oberon a commission of 5% of the gross proceeds raised through this offering.

In December 2011, the Company issued 1,607,143 units on a non-brokered private placement basis at a price of $8.40 per unit for gross proceeds of approximately $13,5 million. Each unit was comprised of one flow-through common share and one-half of one common share purchase warrant, with each whole warrant exercisable at $8.40 per Common Share until June 2013 (which have now expired unexercised). Net proceeds of this private placement were used by the Company to incur exploration expenditures, primarily on the Comtois Property. The Company paid a finder’s fee to Oberon of 5% of the gross proceeds raised through this offering.

Year ended December 31, 2012

On May 25, 2012, the Company announced the adoption of a shareholder rights plan by its board of directors, which replaced the original plan in place since May 2007. This shareholder rights plan was confirmed by Shareholders at the annual and special meeting held on July 19, 2012 (the “Shareholders’ Meeting”).

On June 29, 2012 a group of concerned Shareholders comprising Mr. Rex Harbour, The Harbour Foundation and City Securities Limited (the “Concerned Shareholders”) filed a dissident proxy circular in which the Concerned Shareholders proposed the replacement of the Company’s board of directors by an alternative slate of nominees at the Shareholders’ Meeting.

On July 19, 2012, a new board of directors comprised of five nominees proposed by the Concerned Shareholders and two nominees proposed by the Company’s management was elected. See the section under the heading “Directors and Executive Officers” of this AIF. Kevin Tomlinson was thereafter appointed as Chairman of the board, and Dr. Howard Carr was appointed as Chief Executive Officer.

In August 2012, Kevin Kivi, P.Geo., was appointed Chief Consulting Geologist. Kevin Weston resigned as Chief Operating Officer (“COO”) in late September 2012 and Anne Slivitzky thereafter agreed to act as interim COO.

On December 5, 2012, the Company announced the following transactions:

•	the entry into of a purchase and sale agreement with Noront Resources Ltd. (“Noront”) to acquire a 25% interest in the Windfall Lake Project (the “Windfall Lake Purchase and Sale Agreement”) (which agreement was terminated in April 2013);

•	the delivery of a formal non-binding proposal to Eagle Hill Exploration Corporation (“Eagle Hill”), owner of a 75% interest in the Windfall Lake Project, for a possible business combination between the Company and Eagle Hill (which was abandoned in April 2013);

•	the delivery of a non-binding, indicative term sheet in connection with a $35 million debt financing (which resulted in a senior secured credit facility in the amount of $22 million being granted to the Company by FBC Holdings S.à r.l. (“FBC”) in March 2013 (the “FBC Credit Facility”), as further described in this AIF. See the section under the heading “General Development of the Business – Developments since January 1, 2013” of this AIF; and

•	the receipt of several commitment letters for secured term loans of an aggregate principal amount of $3.25 million (the “Term Loans”) to serve as bridge financing until the completion of the FBC Credit Facility.

On December 10, 2012, the Company appointed Mr. George Fowlie as Deputy Chairman of the board of directors and Director of Corporate Development.

On December 18, 2012 the Company closed the Term Loans for aggregate principal amount of $3.25 million with City Securities Limited, a corporation owned by Mr. Rex Harbour, an insider and shareholder of Maudore with control or direction of more than 10% of the total issued and outstanding Common Shares; and an entity associated to Mr. Kevin Tomlinson, the Chairman of Maudore. The Term Loans bore an interest rate of 12% per annum with a maturity date of March 31, 2014, unless repaid or redeemed earlier in accordance with their terms and conditions. The proceeds of the Term Loans were used by the Company to pay operation losses and portions of the payables accrued under the previous owner and for other general and corporate purposes. The Term Loans were repaid in April 2013 with the accrued interest thereon.

Developments since January 1, 2013

On February 19, 2013, the Company announced the resignation of Dr. Howard Carr as Chief Executive Officer of Maudore. Kevin Tomlinson, the Chairman, took over the interim Chief Executive Officer’s responsibilities and Ingrid Martin was appointed transitional Chief Financial Officer.

On March 23, 2013, the Company announced the purchase of the Sleeping Giant Property from NAP through its acquisition of all of the outstanding shares of Aurbec in accordance with a purchase agreement entered into on March 22, 2013 between Maudore and NAP (the “NAP Acquisition”). As a result of the NAP Acquisition, Maudore acquired all of Aurbec’s Quebec based gold assets, increasing its land position by 50% to 144,000 hectareand adding four advanced gold projects and an operating gold mill to its assets. In consideration for the shares of Aurbec, Maudore paid $18 million to NAP in cash and issued 1,500,000 Common Shares to NAP. The $18 million amount was fully funded by the FBC Credit Facility. The FBC Credit Facility bears interest at a rate of 15% per annum, payable quarterly in arrears, with a maturity date of March 22, 2016. In order to secure repayment of the FBC Credit Facility, Maudore granted FBC a first-ranking charge over all of its present and future personal property and material real property. It undertook to provide a first ranking charge over all of its subsidiaries present and future personal property and material real property once the subsidiary was acquired. Such charge has not yet been provided. In consideration of the FBC Credit Facility, Maudore also issued 1,760,000 Common Shares and 880,000 common share purchase warrants to FBC. Each warrant entitles FBC to subscribe for one Common Share until March 22, 2015, at a price of $1.08. On June 5, 2013, the Company filed a business acquisition report under Part 8 of Regulation 51-102 respecting continuous disclosure obligations with respect to the NAP Acquisition, which can be consulted via SEDAR at www.sedar.com.

On April 12, 2013, the Company announced the closing of a brokered private placement of units pursuant to an agency agreement between Maudore and a syndicate of agents led by GMP Securities L.P. and including Clarus Securities Inc. and Mirabaud Securities LLP (collectively, the “Agents”). Each unit was comprised of one Common Share and one-half of one common share purchase warrant. Each whole warrant entitles its holder thereof to purchase one Common Share until April 12, 2014 at a purchase price of $1.13 per Common Share. Pursuant to this offering, Maudore issued an aggregate of 17,039,835 units at an issue price of $0.91 per unit for gross proceeds of approximately $15.5 million. In consideration of the services rendered by the Agents in connection with the offering, Maudore paid the Agents a cash fee equal to 6.0% of the gross proceeds raised through this offering, excluding any purchases made under the president’s list for which the Agents were paid a cash fee equal to 2.0%. The Agents were also granted compensation options entitling them to subscribe a number of units representing 6.0% of the total number of units sold under the offering (excluding units sold under the president’s list) exercisable until April 12, 2015 at a price of $1.13 per unit. Each such unit will be comprised of one Common Share and one-half of one common share purchase warrant. Each whole warrant issued upon the exercise of these compensation options is exercisable until April 12, 2015 at an exercise price of $1.13 per Common Share.

Certain related parties to the Company purchased units in this offering:

•	City Securities Limited, a corporation owned by Mr. Seager Rex Harbour, a shareholder of the Company who controls or directs more than 10% of the total issued and outstanding Common Shares of the Company, purchased 4,484,957 units;

•	Monemvasia Pty Ltd., a corporation controlled by Kevin Tomlinson, the Chairman, purchased 1,140,448 units; and

•	Certain other officers and directors purchased, in the aggregate, 159,500 units.

On April 18, 2013, the Company and Noront entered into an agreement that terminated the previously announced Windfall Lake Purchase and Sale Agreement. Concurrently, Maudore informed Eagle Hill that it would no longer pursue its proposed business combination between the two companies.

On May 6, 2013, the Company announced and filed an updated estimate of Mineral Resources with respect to the Vezza Property (as defined below).

On June 11, 2013, Gregory Struble became President and Chief Executive Officer of the Company. Kevin Tomlinson remained Chairman of the Company and Anne Slivitzky, interim COO, stepped down but remained a consultant to the Company.

On June 26, 2013, the Company held its annual and special meeting of Shareholders. All board nominees proposed by the management were elected. See the section under the heading “Directors and Executive Officers” of this AIF. At the meeting, the Shareholders approved a new stock option plan in favor of the Company’s directors, officers, employees and consultants. Finally, Shareholders approved By-law No. 1 governing the conduct of the affairs of the Company, which is available on SEDAR. After the meeting, Claudine Bellehumeur was appointed as Chief Financial Officer, in replacement of Ingrid Martin.

On July 16, 2013, the Company announced its decision to place the Vezza Project in care and maintenance and to target opportunities at its Sleeping Giant Property.

On August 14, 2013, the Company announced that its primary mining contractor had pulled their crews from the Vezza Project earlier than planned in response to a dispute over the renegotiation of contractual payment terms.

On August 15, 2013, Aurbec signed a toll milling agreement (the “Milling Agreement”) with Abcourt Mines Inc. (“Abcourt”) to treat mine production from their Elder Mine at the Sleeping Giant Mill. The agreement is for an initial period of six months. Aurbec has obtained the required certificate of authorization to store and process the Elder Mine mineralized material at Sleeping Giant.

On August 27, 2013, the Company announced that Aurbec had commenced a 20,000 m program of underground diamond drilling at Sleeping Giant. The Company also announced its plans to mine remnant Stopes placed on hold by prior operators to help offset program costs and transition a small crew to prepare for expansion into the new Stoping areas being verified. The decision to conduct selective mining of remnant Stopes at Sleeping Giant is not based on a feasibility study or mineral reserves that demonstrate economic or technical viability, which increases the uncertainty of success and increases the risk of failure if mining costs exceed revenue. Maudore also announced the signature of a contract with InnovExplo Inc. (“InnovExplo”) of Val-d’Or to review Aurbec’s in-house Mineral Resources estimates of Sleeping Giant and prepare an independent 43-101 Report. Entrepreneur minier Promec Inc. (“Promec”) registered a Notice of Legal Hypothec against the Vezza Project and the Sleeping Giant Property on August 15, 2013 and filed a Bankruptcy Petition against Aurbec on August 27, 2013.

On October 15, 2013, the Company reported that agreements had been signed for the consensual restructuring of current debts owed to Cyrus Capital Partners L.P. (“Cyrus”), in its capacity as a manager to FBC, as well as with the major unsecured creditors of both Maudore and Aurbec. The Maudore agreement covers $2.36 million of trade credit, of which $300,000 is to be repaid by November 30, 2013 with the balance due on October 30, 2014, with provision for additional payments as set out below. The Aurbec agreement covers $4.33 million of trade credit, of which $562,000 is to be repaid by November 30, 2013 and a further $562,000 is to be repaid by April 30, 2014 for a total reduction of $1.12 million. The balance will be due on October 31, 2014. The Aurbec trade creditors will be granted a first ranking charge on Aurbec’s rights and claims in respect of its Vezza Project (“Vezza Hypothec”) to secure any outstanding balance until repaid. In consideration for the Vezza Hypothec and the payments by Aurbec, Promec has agreed to discharge the Hypothec and to ask the court that the Bankruptcy Petition be withdrawn or dismissed.

The non-binding consensual restructuring term sheet proposal (the “Restructuring Term Sheet”) from Cyrus which provides the following:

•	a new liquidity facility of up to $6 million bearing interest at 15% payable quarterly in arrears in cash which matures one year following closing;

•	one year of interest expense deferral in the amount of $2.984 million to be replaced by $2.984 million of 5% convertible debentures with a three year maturity, convertible into 24,870,313 Common Shares;

•	$725,000 commitment to subscribe for their proportionate share of a $4.72 million Rights Offering (as defined below);

•	the agreement by FBC that the Company may access the $3.3 million interest escrow account under the FBC Credit Facility in order to reduce the current senior secured credit facility; and

•	fees relating to the facilities totalling 9,078,000 Common Shares.

Maudore also announced that it intends to file a prospectus for a rights offering (the “Rights Offering”). Each right (a “Right”) issued to Shareholders under the Rights Offering will entitle the holder to purchase one additional Common Share for each Common Share held at a price of $0.10 per Common Share. The Rights Offering will be subject to approval by the TSX Venture Exchange (“TSXV”) and other appropriate regulators. In addition to Cyrus’ commitment to exercise its Rights under the Rights Offering as a manager to FBC, outlined above, certain members of senior management have agreed to subscribe for all of their Rights plus such additional Rights that may not be taken up, to an aggregate of $300,000.

DESCRIPTION OF THE BUSINESS

General

Maudore is engaged in the business of exploration and development of mineral properties, with mining and milling operations. At this time, Maudore is focused on advancing the Sleeping Giant Property, which is formed by 69 claims and 4 mining leases covering a total area of 3,140 hectares located 150 kilometres north of Val-d’Or, along Highway 109, a route which continues north to Matagami, in the Abitibi region, Province of Quebec (the “Sleeping Giant Property”). A mill and adjacent tailings facility also form the Sleeping Giant Property. The Sleeping Giant Property is 100% owned by Aurbec.

The Company also holds the Comtois, Discovery, Flordin and Vezza gold projects, which contains Mineral Resources, and earlier-stage exploration projects that have not advanced to the resource definition stage, all located in the northern volcanic zone of the Abitibi greenstone belt, between La Sarre and Lebel-sur-Quevillon, province of Quebec. See “Advanced Exploration Properties” and “Other Exploration Properties”. The Company does not consider the Comtois, Discovery and Flordin properties to be material at this time for the purposes of Regulation 43-101.

Production

In July 2013, the Company announced it was suspending all development at Vezza to focus on targeting opportunities at the Sleeping Giant Property. The Company finished mining and processing of developed mineralized material at the Vezza Project in September 2013.

From its acquisition by the Company on March 22, 2013 until the suspension of its development, 79,140 tonnes of ore were extracted at the Vezza Project and trucked to the Sleeping Giant mill, producing 9,776 ounces of gold.

			March 23 to September 30, 2013
Production skipped	(t.m.	)	79,140
Milled	(t.m.	)	80,000
Grade	(g Au/t	)	4.17
Recovery	(%	)	91,42
Gold production	Ounces		9,776
Gold sales	Ounces		7,884

Gold Marketing

In 2012, gold traded between US$1,550 and US$1,800 per ounce during the year. The average price of gold for the nine month period ended September 30, 2013 was US$1,437 per ounce, ranging from a low of US$1,250.30 per ounce to a high of US$1,686 per ounce. As October 21, 2013, the price of gold was US$1,270.50 per ounce.

The gold is refined to market delivery standards by Johnson Matthey Limited and then sold to various banks at market prices at their discretion. The Company believes that, because of the availability of alternative refiners, no material adverse effect would result if the Company lost the services of its refiner.

Employees

As at December 31, 2012, the Company had an aggregate of 55 employees, including employees at Aurbec. As at October 15, 2013, as a result of the Company’s development focus shifting from the Vezza Property to the Sleeping Giant Property and the use of its employees instead of contractors, Maudore’s workforce was of 67 employees, of which 60 employees worked for Aurbec at the Sleeping Giant Property, six at Aurbec’s head office in Val-d’Or and one worked at Maudore’s administrative office in Montreal. The Company also utilizes a minority of contractors for its field operations as needed.

Competitive Conditions

The Company competes with other entities in the search for and acquisition of mineral properties, the majority of which are companies with greater financial resources. The Company also competes for financing with other resource companies, many of whom have more advanced properties. The Company believes that existing operators such as Maudore have an inherent advantage over less developed green fields projects in that developed sites have the capacity and infrastructure to bring product to market much sooner than earlier stage projects. This becomes significant as the market conditions rebound or additional mineralized material is discovered and becomes viable within the access of existing mine workings. This is the advantage the Company has with the Sleeping Giant mine and infrastructure and the new mining potential that has been identified in the extensions to the historic high grade zones and the new ore zones that were identified under the previous owner. These resources have the potential to expand additional future production once they have been fully developed. The current disadvantage the Company has is the reliance on “remnant” ore zones for interim production while these new ore sources are tested and validated into minable reserves. There could be variability in the continuity of these resource estimates which could represent a risk to attaining our plan of ongoing operations in conjunction with developing the longer range potentials of the extensions to historically mined reserves as well as the new structures identified by the previous owner. The risk is related to timing and the ability to accelerate development into these areas in the shortest time frame possible. Should the remnant resources not deliver the expected results, short term cash flows required to perform the necessary new ore definition could be jeopardized. One way to partially mitigate this potential risk is to look for alternate opportunities to keep the plant and infrastructure operational through additional business opportunities such as custom toll milling where possible. To this end, the Company has entered into the Milling Agreement with a neighboring mining company that has developed ore but no processing facility. In September of this year, Aurbec entered into the Milling Agreement with Abcourt. While this provides a means of maintaining milling operations for Maudore that allows the Company to also process limited feed from a remnant mining program during the transition to new higher grade resources, it also depends on the other companies abilities to be able to meet their production plans. Failure to provide all the agreed upon material through the Milling Agreement could cause the Company’s processing cost to increase proportionally.

Cycles

The Company’s business can be cyclical. The exploration and development of the Company’s mining properties are dependent on access to the areas which can be affected by seasonal weather variations. Currently, the Company has a very large land position with exploration potential. Because of the current down cycle and the necessity to preserve cash and operating flexibility, the current focus is on developing the Sleeping Giant Property to its full potential prior to embarking on significant regional exploration opportunities. However, the Company has significant exploration potential within a five kilometer radius to the Sleeping Giant mill. The Company believes that this would be the first targeted growth addition upon achieving operational stability at the Sleeping Giant mine. Additionally, with the acquisition of the Aurbec properties, the Company also has additional resources near their Osbell deposit located near Lebel-sur-Quevillon. The combination of these exploration properties increases the future potential for longer term commercial development. However, the Company had no immediate plans to initiate scoping work at this time.

Social and Environmental Policies

The Company is committed to conducting business honestly and ethically. The Company aspires to deliver long-term shareholder value through sustainable economic and social development in the communities where we work.

The Company strives to minimize the environmental effects of its operations, to provide a safe and healthy workplace for all its employees and contractors and to promote sustainable businesses and social programs in the communities where it operates.

Environment

The Company’s mining, exploration, and development activities are subject to various levels of federal, provincial, and municipal laws and regulations relating to protection of the environment, including requirements for closure and reclamation of mining properties. Environmental licenses, permits and other regulatory approvals are required in order to engage in exploration, mining and processing, and mine closure activities.

The Company’s operating facilities have environmental monitoring processes and procedures in place to identify and eliminate or mitigate environmental risks. These processes are designed to identify risks early on and allow management to respond to risks as they arise. Monitoring processes include environmental effects monitoring studies, toxic substance reduction plans, green house gas emissions monitoring and reporting, national pollutant release inventory monitoring and reporting, baseline monitoring and other regulatory compliance monitoring in order to protect water quality and reduce the potential for contamination of surface or groundwater. The Company also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the Company uses dust suppression techniques for its surface and underground operations.

The Company also has a practice of participating in third party and internal environmental compliance audits of its business activities as needed in order to evaluate its operations. An external environmental compliance assessment audit was performed in January 2013 by Genivar Inc. to review and collate all the environmental reporting requirements and compliance. Additionally, the Company retains an environmental consultant to assist on an ongoing basis.

A water treatment plant was required for the discharge of the Vezza Property mine water to the environment. Due to the low mine inflows, the treatment plant was required to reduce nitrates in solution to permissible levels. The plant was installed and commissioned prior to the closure notice for the project. Ongoing environmental monitoring will be required during the care and maintenance period. Since mining activities have stopped, the risk of nitrates in the project water outflows has been significantly reduced.

As part of the Company’s goal to minimize the impact on the environment from its projects and operations, the Company developed comprehensive closure and reclamation plans during the initial project planning and design. The Company periodically reviews and updates these closure plans. The Company’s future rehabilitation and remediation plans include revegetation and dust suppression measures. The Company continues to evaluate the Sleeping Giant tailings management facility to ensure we have adequate space for mine tailings as well as expansion plans well engineered for future expansion as needed.

The current mine closure obligations are expected to be, following the approval of the restoration plan: for Sleeping Giant mill ($4.7 million), Sleeping Giant mine ($0.7 million) and Vezza Project ($0.5 million). The mine closure plans for the Sleeping Giant mine and mill as well as Vezza Project provide for aggregate closure and restoration costs of approximately $5.9 million. The mine closure obligations for the Sleeping Giant mine and mill and the Vezza Project are secured by an amount of $1.9 million and additional funds will be required after the approval of the restoration plan, $0.9 million in 2014 and $1.3 million for 2015 and 2016, for a total of $5.4 million.

The Company has developed environmental policies, which are communicated to employees through monthly safety training. A committee of the Board of Directors reviews the Company’s environmental policies and programs periodically and oversees the Company’s environmental performance.

MINING PROPERTIES

Sleeping Giant Property

The information below on the Sleeping Giant Property was taken from a technical report dated October 21, 2013, with an effective date of August 1, 2013 and entitled “Technical Report and Mineral Resource Estimate on the Sleeping Giant Property (according to Regulation 43-101 and Form 43-101F1)” (the “Sleeping Giant Report”). The Sleeping Giant Report was prepared by Rémi Verschelden, Geo., B.Sc. and Vincent Jourdain, Eng.,PhD. for the consulting firm InnovExplo. Messrs. Verschelden and Jourdain (collectively, the “Authors”) are Qualified Persons who are independent from the Company and from Aurbec within the meaning of Regulation 43-101. The Mineral Resource estimate included in the Sleeping Giant Report is named “2013 Sleeping Giant Mineral Resource Estimate”. The Sleeping Giant Report was filed on SEDAR on October 29, 2013 and can be found at www.sedar.com.

The Sleeping Giant Property (the “Sleeping Giant Property”) also includes the mine, mill and tailing ponds located thereon. The Sleeping Giant Property was acquired by Maudore in March 2013 through the acquisition of all the issued and outstanding shares of Aurbec, which is the registered owner of a 100% interest in the mining titles forming the Sleeping Giant Property.

Property Description and Location

The Sleeping Giant Property is located 80 kilometres north of the town of Amos, in the province of Quebec. The approximate geographic centre coordinates of the Sleeping Giant Property are 77°58’30” West and 49°08’00” North. The Sleeping Giant Property covers an area of 3,140.53 hectares.

The Sleeping Giant Property is composed of four mining leases and sixty-nine (69) mining claims in the immediate vicinity of the mining infrastructure, for a total coverage of 3,140.53 hectares (31.405 km2). The claims and mining leases, which have irregular shapes and sizes, are contained within the townships of Maizerets, Glandelet, Soissons and Chaste, Quebec. All those claims and mining leases are 100% owned by Aurbec, which operates the Sleeping Giant mine and mill located on the Sleeping Giant Property.

The Sleeping Giant Property is subject to two royalties related to two claims outside the mining leases. The first one, in favour of Central Asia Goldfield Corporation, is a 2% royalty on the operational gross margin. The second one is a 15% net profit Royalty in favour of Matagami Lake Exploration Ltd. The Sleeping Giant Property is also subject to a 1.5% net smelter return Royalty in favour of IAMGOLD Corporation (“IAMGOLD”) on any future base metal production from the Sleeping Giant Property upon certain conditions.

Surface mining exploration on the Sleeping Giant Property is permitted with valid permitting that has to be issued by the Ministère du Développement Durable, Environnement, Faune et Parcs (“MDDEFP”) to cut trees and access territory. Royalties on commercial-grade wood then have to be paid. Since the Sleeping Giant Property is covered partly by large swampy areas, it is subject to government monitoring and certain restrictions.

On September 17, 2013, Aurbec received authorization from the MDDEFP to begin custom treating ore feed from Abcourt’s Elder mine at the Sleeping Giant processing plant.

InnovExplo is not aware of any environmental or social issues with respect to the Sleeping Giant Property. All exploration activities conducted on the Sleeping Giant Property comply with relevant environmental permitting requirements. To InnovExplo’s knowledge, Aurbec has obtained the appropriate permits to use the surface rights for its milling and waste disposal facilities, as well as for underground mining activities.

Sleeping Giant property
69 Active mining titles
4 Active mining leases
(3140.5 ha)
To Matagami
To Amos
MAIZERETS
SOISSONS
GLANDELET
CHASTE
Kamadjideweckode Lake
Kakinogama Lake
Kaminigowag Lake
Harricana River
032E01
032F04
109
N-802
Sleeping Giant property
Active mining leases as of 2013/08/13
Active mining titles as of 2013/08/13
Township
NTS
0 0.5 1 2 km
AURBEC
Prepared by:
InnovExplo

Location map showing mining titles and leases constituting the Sleeping Giant Property

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Sleeping Giant Property is located in the southwest part of the Northern Quebec administrative region (James Bay territory). The Sleeping Giant Property is easily accessed via provincial highway 109 (located less than 1 kilometre east of the mine site), which connects Amos to Matagami. A network of logging roads provides access to the rest of the Sleeping Giant Property. The landscape is relatively flat and lightly timbered. It is limited to the west and south by the Harricana and Coigny Rivers. Overburden thickness varies between 15 and 60 metres with an average of 30 metres. The region is under the influence of a continental climate marked by cold, dry winters and hot, humid summers. Exploration work can be done all year round on the Sleeping Giant Property.

Amos is a medium-sized town with a population of approximately 14,000. The forestry and mining industries constitute the cornerstones of the town’s local economy. An experienced mining workforce is available in Amos and in a number of nearby well-established mining towns, such as Matagami, Val-d’Or, Rouyn-Noranda, La Sarre and Chibougamau. A power line passes through the Sleeping Giant Property to supply all of the Sleeping Giant mine facilities. Water used for milling is also completely recirculated, with very little water coming from the dewatering of the mine. Several exploration and mining contractors are located within a few hours’ drive from the Sleeping Giant Property. A railway running east-west through the Abitibi and further west to Ontario passes through Amos and is linked to the national railway network. Although the town has its own small airport, Val-d’Or has the nearest commercial airport with regularly scheduled direct flights to Montréal.

The area surrounding the Sleeping Giant Property is covered by thick and extensive Pleistocene glacial and glaciolacustrine sediments. The Sleeping Giant Property is characterized by large swampy areas. Part of the area is covered by flat expanses of mixed forest. The surrounding land has an altitude of about 290 to 315 metres above mean sea level.

History

In 1957, following the discovery of the Lac Matagami Zn-Cu deposit located approximately 65 kilometres north of the Sleeping Giant mine, base metal exploration work started in the Sleeping Giant area. Several aerial and ground geophysical surveys were carried out, as well as some drilling. These were followed with an exploration program that was carried out from 1976 to 1982 by Matagami Lake Exploration. With subsequent regional Input surveys that were carried out in the boundaries of the Sleeping Giant Property, anomalies that were detected were systematically verified with ground line cutting, electromagnetic and magnetic surveys, and on some occasions induced polarization. With subsequent diamond drilling campaigns (12,900 m), the A Zone was discovered.

In 1983, Perron Gold Mines (now named Aurizon Mines Ltd (“Aurizon”)) acquired an interest in the Sleeping Giant Property and carried out ground geochemistry and geophysical surveys (magnetic and very-low-frequency studies), drilling, as well as the beginning of underground exploration. Between 1984 and 1987, two shafts were sunk and sufficient reserves were delimited to begin development work. The first phase of commercial production occurred between 1988 and 1991, during which 494,000 tonnes at 6.4 g Au/t were extracted from levels 55 to 415. By the end of 1990, Aurizon, then sole owner of the Sleeping Giant mine, stopped work due to the depletion of reserves.

In 1991, Cambior Inc. (“Cambior”) acquired a 50% interest in the Sleeping Giant Property by investing in drilling and underground work. Some 13,354 metres of drilling completed between 1991 and 1993 led to the discovery of four new mineralized Veins (20, 30, 40 and JD), as well as the second phase of commercial production, which lasted from 1993 to 2008. In 1993, Cambior performed a 16-hole orientation reverse-circulation (RC) drilling program followed by a large-scale 152-hole reconnaissance-scale program on the surrounding Dormex property. Major significant facts of this period include the discovery of lens 2, 3, 4, 5, 6, 7, 8, 9, 16, 18 and 50 as well as the sinking of the shaft in two phases; that is to say, level 485 to 785 in 1995 and level 785 to 975 in 2003. From November 2006, IAMGOLD was the sole owner of the Sleeping Giant Property following the acquisition of all of Cambior’s assets.

In October 2007, IAMGOLD signed an option agreement with Cadiscor granting them the right to purchase the Sleeping Giant Property after the completion of mining and processing. By the end of 2007, the second commercial production phase had seen a total of 868,000 oz of gold extracted from 2,476,100 tonnes of ore at an average grade of 11.2 g/t Au, including 67,000 oz for 2007. In 2007 and 2008, Cadiscor completed 90 underground drill holes for a total of 18,669 metres. These drill holes were completed with the objective of verifying the economic potential of veins below the current mine workings and of increasing knowledge of selected areas that had not been mined in the past even though gold-bearing veins had been defined there.

IAMGOLD’s mining operations at Sleeping Giant mine resumed in the third quarter of 2008 and the mill stopped processing ore in October 2008. IAMGOLD then completed the sale of the Sleeping Giant Property to Cadiscor. Total production for 2008 was 69,000 oz of gold.

In October 2008, Cadiscor filed a 43-101 technical report entitled “The Sleeping Giant mine, Northwestern Quebec” prepared by Genivar LP and authors Tyson C. Birkett, P.Eng., Josée Couture, Eng., and Christian Bézy, Geo., all Qualified Persons under Regulation 43-101.

Table 1-Resources and Reserves Published by Cadiscor in 2008

RESOURCES*
	Measured:	177,300 tonnes	at 8.7 g/t
	Indicated	311,900 tonnes	at 10.3 g/t
TOTAL: 489,200 tonnes at 9.7 g/t for 152,743 ounces

RESERVES*
	Proven:	135,300	at 9.3 g/t
	Probable:	100,000	at 9.4 g/t
TOTAL: 235,300 tonnes at 9.3 g/t for 70,350 ounces recovered

In May 2009, North American Palladium Ltd. (“NAP”) acquired all of the issued and outstanding shares of Cadiscor, becoming the owner of the Sleeping Giant mine and facilities through its subsidiary Cadiscor.

In October 2009, NAP brought back into production the Sleeping Giant mine. That same month, NAP announced that it exercised its right to buy back a 1% net smelter return Royalty on the Sleeping Giant mine held by IAMGOLD by paying $1 million.

In 2009, a pilot 21-hole of RC drilling was performed on the Sleeping Giant Property. An additional 24,718 metres of definition drilling was also completed for the purposes of Stope definition, and an additional 11,017 metres of exploration drilling was completed to investigate the extension of known zones above and below the last working level of the mine. Yearly NAP production is listed below.

•	2009: 32,822 tonnes of ore were processed.

•	2010: 17,695 oz of gold from 93,296 tonnes processed at an average head grade of 5.90 g per tonne, with a gold recovery of 95.5%.

•	2011: 14,623 oz of gold from 73,701 tonnes processed at an average head grade of 6.36 g per tonne, with a gold recovery of 96.4%.

•	2012: 1,199 oz of gold from 6,369 tonnes processed at an average head grade of 6.14 g per tonne, with a gold recovery of 95.4%.

Total production from 1988 to 1991 was 101,650 oz and from 1993 to 2012 gold production was approximately 970,515 oz of gold poured from the different owners of the Sleeping Giant mine. Total oz gold mined historically at the Sleeping Giant mine adds to 1,072,165 oz of gold.

In the first quarter of 2010, NAP commenced deepening the mine shaft by 200 metres to allow for the development of three new mining levels. At that time the shaft was 1,047 metres deep, with the deepest level at 975 (elevation 4,025 m). That same year, an additional 49,402 metres of definition drilling was completed for purposes of Stope definition, and an additional 37,862 metres of exploration drilling was completed to investigate the extension of known zones above and below the last working level of the mine.

On March 31, 2010, NAP filed a 43-101 technical report for the Sleeping Giant gold mine entitled, “Updated Reserves and Resources on December 31, 2009, The Sleeping Giant mine, Northwestern Québec” prepared by Vincent Jourdain, Eng., a Qualified Person under Regulation 43-101.

Table 2- Resources and Reserves Published by NAP in 2010

RESOURCES*	2009-12-31
	Measured:	90,800 tonnes	at 8.9 g/t Au
	Indicated	309,000 tonnes	at 8.8 g/t Au
	Inferred:	243,500 tonnes	at 12.9 g/t Au

RESERVES*	2009-12-31
	Proven:	90,800 tonnes	at 8.9 g/t
	Probable:	96,100 tonnes	at 9.8 g/t
TOTAL: 186,900 tonnes at 9.4 g/t for 56,244 ounces recovered

In 2010, NAP conducted a 113-hole RC drilling program on its Sleeping Giant and Dormex properties.

In March 2011, Cadiscor changed its name to NAP Quebec Mines Ltd. In April of the same year, NAP filed a 43-101 technical report entitled, “The Sleeping Giant mine, Northwestern Québec, Reserves and Resources on December 31, 2010” prepared by Vincent Jourdain, Eng., Donald Trudel, Geo, and Marc-André Lavergne, Eng., all Qualified Persons under Regulation 43-101.

Table 3 – Resources and Reserves Published by NAP in 2011

RESOURCES*	2010-12-31
	Measured:	15,400 tonnes	at 5.9 g/t
	Indicated	589,500 tonnes	at 6.5 g/t
Measured and indicated: 604,900 tonnes at 6.5 g/t for 125,800 ounces recovered
	Inferred:	145,900 tonnes	at 8.2 g/t

RESERVES*	2010-12-31
	Proven:	36,800 tonnes	at 7.7 g/t
	Probable:	154,200 tonnes	at 8.6 g/t
TOTAL: 191,000 tonnes at 8.4 g/t for 51,700 ounces recovered

*	The Resources and Reserves estimates presented in Tables 1, 2 and 3 above used the polygon method on inclined longitudinal sections where the grades of the polygons are generally higher than 5 g/t Au. The conversion of Mineral Resources to Mineral Reserves has been based on a Stope-by-Stope analysis of cost and revenue. The convention was adopted that Measured Resources, where they were demonstrated to be economic, were converted to Proven Reserves, and Indicated Resources to Probable Reserves.

In 2011, the deepening of the production shaft (shaft no 2) to 1,245 metres was completed. The development of three new levels was started at 1060, 1115 and 1175 metres. Only at level 1060 did workings reach the 8N mineralized zone at the end of mining operations. On levels 1115 and 1175, about 20 metres of galleries were cut as starting development. Total depth of the main shaft is now at 1,244.73 metres (3,755.27 m at mine elevation). Shaft no 1 (former exploration shaft) is used as a ventilation conduct and emergency exit.

Also in 2011, NAP Quebec invested $1.8 million to establish a platform for potential future expansion of the mill, which includes the detailed engineering work, the geotechnical tests, building and foundation designs, receiving the required construction permits, materials procurement, and refurbishing the rod mill and jaw crusher. NAP Quebec had the option to expand the mill to either 1,250 or 1,750 tonnes per day depending on their needs. Completion of the mill expansion has been deferred to give NAP Quebec the flexibility to do a one-step increase to 1,750 tonnes per day depending on development timelines. That same year, 116 drill holes were completed for a total of 36,746 metres.

Drill results from the 2011 program indicated that Sleeping Giant’s gold zones continue to extend at depth. However, as more infill drilling was conducted, the company encountered a lack of continuity in the narrow vein structures and was unable to confirm those grades over sufficient Strike length, thereby significantly reducing the tonnage that could be mined profitably. The mine production of 1,199 oz of gold for the year ending December 31, 2012, was from the remaining ore from the Sleeping Giant mine during the first quarter, prior to the suspension of operations by NAP Quebec on January 17, 2012. Since then, the only ore processed at the Sleeping Giant mill came from the Vezza Property. In 2012, NAP Quebec drilled 789 metres underground and completed the logging and Sampling of core drilled in late 2011.

At the end of mining operations in 2012, the loading station at level 1210 was short of being completed. The waste and ore pass between levels 975 and 1060, as well as 1060 to 1115 had not yet been started. There is still some underground work to complete in order to be able to extract ore from levels 1060 and below, and minor equipment to put back into service (air, water, electricity). However, all the infrastructure is ready for mining and hoisting from level 975 and above.

Geological Setting and Mineralization

The Sleeping Giant Property lies within the Archean Superior Province. The rocks of the Superior Province form the core of the North American continent and are surrounded by provinces of paleoproterozoic age to the west, north and east, and the Grenville Province of mesoproterozoic age to the southeast.

The Sleeping Giant Property is located within the Abitibi Subprovince, which is in the southern portion of the Superior Province. The Abitibi Subprovince is divided into the Southern and Northern Volcanic Zones (SVZ and NVZ), representing a collage of two arcs delineated by the Destor-Porcupine-Manneville Fault Zone (DPMFZ). The Cadillac–Larder Lake Fault Zone (CLLFZ) separates the SVZ from the Pontiac Terrane Sedimentary rocks, an accretionary arc to the south.

The Sleeping Giant Property is underlain by rocks of the first volcanic cycle of the NVZ. Its location matches a disturbance of the regional tectonic grain that forms a triple junction arrangement formed by three tonalitic polyphases and synvolcanic plutons. This area is affected by the major E-W striking Laflamme Deformation Zone and the NW-SE Harricana Deformation Zone. The Joutel mining camp, host to former zinc and gold producers, is located 50 kilometres to the NW, and the Matagami zinc mining camp is located 80 kilometres north of the Sleeping Giant Property.

The Sleeping Giant Property geology consists of a volcanic and Sedimentary sequence intruded by a felsic complex and post-Mineralization dykes. The volcano-Sedimentary rocks form a homoclinal sequence striking E-W with a steep dip to the south. As for the deposit geometry, the economic gold zones are restricted to the volcano-Sedimentary sequence located north and south of the central dacitic Intrusion.

The mineralized zones of the Sleeping Giant Property are contained in sulphide-bearing quartz veins. At the mine scale, mineralized zones are spatially distributed within an area measuring 1 km2. To the north, the veins strike E-W with a steep dip to the south of 65°-75°. To the south, a complex system made of four families of veins show a gradual change of Strike and connections with other veins of different attitudes.

Exploration and Drilling

Except for drilling as indicated below, no exploration was undertaken by the Company since the acquisition of the Sleeping Giant Property in March 2013.

Aurbec started a drilling program on August 27, 2013, on extensions of mineralized zones #20, #30, #8 and #3, as well as the 16 and 785N zones on the deeper 975 level. The purpose of this drill campaign is to explore extensions and to undertake definition of known mineralized zones. This drill program started as the Sleeping Giant Report was in progress and since the data from these diamond drill holes was not yet available, it has not been considered in the 2013 Sleeping Giant Mineral Resource Estimate.

Sample Preparation, Analysis and Security

For both Cadiscor and NAP, the core samples chosen for the analysis had to be at least 50 cm long even if the ore zone was shorter. The maximum length of a sample was limited to 1 metre. Sampling of core was defined with the possibility that the observed mineralized zone (typically a vein in this situation) contains gold. During the operational phase of the mine, the entire core was sent to the laboratory.

Drill core samples taken from the exploration holes were split or sawed and one-half of the core was retained. Both procedures are standard in the industry.

All Stope definition drill samples were analyzed at the laboratory located at the mine site. The analytical method was fire assay with an atomic absorption finish. Samples returning a high gold concentration were reanalysed following dilution. Sample reception and preparation at the mine laboratory followed industry standards.

Considering the number of potential sources of errors in any Sampling and laboratory program, the Sleeping Giant geology department established a Quality Analysis and Quality Control Program (QA/QC program). This program consisted of 1) the use of a check laboratory (ALS Chemex) in order to verify the precision of the results (splits of the pulps and rejects); 2) insertion of blanks in order to control contamination errors; 3) continuous insertion of drill core pulps and rejects (re-numbered) in order to evaluate the reproducibility; and 4) insertion of certified reference material samples.

InnovExplo considers that sample preparation and analysis were done adequately and that they conform to industry standards.

InnovExplo Sampling Verification:

For validation purposes, InnovExplo also sampled a number of holes that were still available at the Sleeping Giant core shack facilities. The gold-bearing samples selected for verification were from holes drilled by previous owners but included in the 2013 Sleeping Giant Mineral Resource Estimate.

Sampling procedure was executed by M. Léo-Paul Lamontagne, an InnovExplo-experienced technician in geology. The sample intervals were first checked in the GeoticLog® database to make sure that the new samples were taken in the exact same intervals as the original ones. The collected samples were split from the already sampled drill core using a hydraulic splitter at the Sleeping Giant mine core shack. Original tags stapled in the core boxes confirmed the sample numbers and intervals. New sample numbers were attributed and new sample tags were stapled beside the original Sampling tag. The quarter split was put inside the sample bag and the remaining core put back in its box. Standard material (Certified Reference Material or CRM) from Rocklabs and blank material were inserted throughout the samples. The samples were sent by InnovExplo’s technician to ALS Chemex laboratory in Val-d’Or in secured bags.

The entire samples were crushed with either an oscillating jaw crusher or a roll crusher, with the specification that more than 70% of crushed material sample must pass a 2 mm (10 mesh) screen. For the fire assay, a 1,000-g fraction derived from the crushing process was pulverized using a ring mill to 85% passing 75 µm (200 mesh).

Gold was analyzed by fire assay with atomic absorption spectroscopy (AAS) finish using a 30-g sample weight. The method offers detection limits from 0.01 to 10 ppm. For grades over 10.0 g/t Au, samples were re-assayed using a gravimetric finish where the detection limits are from 0.05 to 1000 ppm.

The pulps from the samples (<200 mesh material) were brought back from the ALS Chemex laboratory and then sent by a specialized courier to the Sleeping Giant mine laboratory to be analyzed according to their usual procedure.

Sampling Verification Results

Original Sampling results from the drill hole database and analysed at the Sleeping Giant lab were compared with duplicate field samples collected by InnovExplo and assayed by ALS Chemex.

The correlation plot between the original Sleeping Giant laboratory analysed and the second assays by ALS Chemex show a correlation coefficient (R) of 0.99 when outliers are not taken into account. The precision over frequency plot gives a precision under 0.8 for 70% of the results.

When the comparison is made with the two laboratories that assayed the same pulp, the correspondence is closer. The pulps were prepared and analysed by ALS Chemex and then sent to the Sleeping Giant laboratory to be assayed. Correlation of both analyses gets better with 70% of the pairs having a precision better than 0.30. This difference is attributed to nugget effect.

The correlation plot between the assays from two different laboratories shows a correlation coefficient (R) of 0.92 when the same pulps are compared. Previous reports by Cadiscor and NAP have also shown the same relations between particle size and duplicate results. The finer is the material, the better is the correlation between the two results. This observation points toward nugget effect to explain the greater differences. When comparing results from two different labs, especially from different pulps, it should be considered to use the metallic sieve analytical method. This method analysis fractions of fine and coarse material from pulverized rock (pulp), reducing the risk of diverging results coming from the nugget effect.

From these verifications, InnovExplo is of the opinion that the final assay database used for the 2013 Sleeping Giant Mineral Resource Estimate is adequate and reliable for the purpose of the Sleeping Giant Report.

Data Verification

InnovExplo visited the Sleeping Giant mine facilities, the core shack facility and the core storage facility on August 1st, 2013. The core is kept in good order in roofed outdoor core racks at the Sleeping Giant mine facilities. All core boxes are labelled and properly stored. Sample tags are present in the core box and properly attached at the end of each sampled interval.

InnovExplo and Sleeping Giant mine geologists used AutoCad and Promine software to produce Excel files for each of the proposed resource blocks. These software programs produce a spreadsheet for each pack of holes used for the block resource calculation. For each hole used for the block resource calculation, the following parameters are listed or calculated in the spreadsheet:

• Hole number	• Tonnage diluted over the minimum width
• True width	• Grade diluted over the minimum width
• Gold grade	• Gold content (grams)
• Polygon area	• Gold content (ounces)

A validation was performed on calculated true thicknesses of hole intervals selected through Mineralization. A number of 30 intersections were verified over 274 drill hole intersections. Surface areas of the polygons were also validated. Very few errors were noticed with an almost exact match, usually related to rounded numbers for both thicknesses and surface areas. Calculated tonnage, gold grade and total grams (g) and ounces (oz) were also verified and validated in 30 of the total 74 calculation tables. Only minor differences were noted, again mostly related to rounded numbers. A validation was also performed on the GeoticLog® drill hole database and no disparities were noticed. Geological continuity of the mineralized zones was verified using AutoCAD® and visualized in 3D, which also enabled InnovExplo to verify the dip correlated to the minimum width of the Stopes and proposed mining methods. The mining method selected for each Stope defines its minimal width and recovery rate.

The final drill hole database provided by Aurbec for the 2013 Sleeping Giant Mineral Resource Estimate contains a total of 8,085 diamond drill holes; 280,459 samples; 5,499 QA/QC samples (1,782 certified reference material standards; 1,868 blanks and 1,849 field duplicates) and no whole-rock geochemistry sample. InnovExplo is of the opinion that the final drill hole database used for the 2013 Sleeping Giant Mineral Resource Estimate is adequate and reliable for the purpose of the Sleeping Giant Report.

Mineral Processing and Metallurgical Testing

No mineral processing or Metallurgical Testing has been studied for the Sleeping Giant Report.

Mineral Resource Estimate

The main objectives of InnovExplo’s work were to: 1) validate Aurbec’s methodology, calculations and results, and 2) publish the results of an updated Mineral Resource estimate for the Sleeping Giant deposit. Mineral Resources are not Mineral Reserves since they have not demonstrated economic viability. The result of the study is a single Mineral Resource Estimate for 74 mineralized sites from 15 mineralized zones. The effective date of this Mineral Resource Estimate is August 1st, 2013.

The resource classification definitions used for the Sleeping Giant Report are those published by the Canadian Institute of Mining, Metallurgy and Petroleum in their document “CIM Definition Standards for Mineral Resources and Reserves.” Those definitions are provided in the Glossary of this AIF.

Methodology

The Mineral Resource Estimate detailed in the Sleeping Giant Report was completed using the polygon method on inclined longitudinal sections provided by Aurbec. This methodology has been used historically in the Sleeping Giant mine and has been shown to yield reliable results through conciliation of estimates with production for Stopes throughout the mine operations. Fifteen (15) mineralized zones (2, 3, 6, 8, 9, 15, 16, 18, 20, 30, 50, 30W, 8N, 785N and 78H) have been interpreted in longitudinal sections and selected for the 2013 Sleeping Giant Mineral Resource Estimate.

Measured Resources correspond to areas less than 8 metres away from an opening (drift, raise or Stope) providing access and Sampling to the volume evaluated. When an opening (drift, raise or Stope) is present in the ore zone, a polygon covering a maximum distance of 8 metres is generated from the opening and the average diluted grade and thickness of the Sampling from the opening is attributed to this polygon. Only one of the zones interpreted in the Sleeping Giant Report falls in that category.

Indicated Resources correspond to drill hole intersections where the geological and grade continuity are well controlled. For these intersections, the grade is internally diluted over an orthogonal thickness of 1.6 or 1.8 metres, depending on the mining method to a maximum distance of 25 metres away from the drill hole intersection (25 m radius of polygons).

Inferred Resources correspond to drill hole intersections where the geological and grade continuity are poorly controlled. For these intersections, the grade is internally diluted over an orthogonal thickness of 1.6 or 1.8 metres and the polygons are drawn to a maximum distance of 25 metres away from the drill hole intersection (25 m radius of polygons).

Capping of analyses for the 2013 Sleeping Giant Mineral Resource Estimate was taken from historical numbers. Grade capping at the Sleeping Giant mine was carried out on a vein-by-vein basis using factors developed by the mine operations and shown to produce useful grade estimates. Using the lowest of the parameters, the 2013 Sleeping Giant Mineral Resource Estimate have been calculated for the Sleeping Giant mine using a capping value of 60 g/t for core samples and 55 g/t for face samples used to define the opening (drift, raise or Stope) grade.

Ore Density: Historically, the ore density at the mine has allowed acceptable reconciliation between planned and produced tonnages. Therefore, a density of 2.85 g/cm3 was used in the 2013 Sleeping Giant Mineral Resource Estimate.

Mining Width: the mining width is based on the mining history: the minimum width in resource calculations is related to the dip of the lens in the estimated area. The minimum mining width varies according to the presumed dip, between 1.6 metres (dip over 50º) and 1.8 metres (dip less than 50º).

2013 Sleeping Giant Mineral Resource Estimate

InnovExplo produced a Mineral Resource estimate for the Sleeping Giant project. The 2013 Sleeping Giant Mineral Resource Estimate presented herein consists of an underground evaluation of resources.

Mineral Resource Estimate Results for the Sleeping Giant Property

Sleeping Giant Mine Resources August 1st 2013
Zone	Measured		Indicated		Measured and Indicated		Inferred Resources
	Tonnage	Au (g/t)	Tonnage	Au (g/t)	Tonnage	Au (g/t)	Tonnage	Au (g/t)
2			29,014	10.5	29,014	10.5	1,280	7.8
3			16,943	9.0	16,943	9.0
6			56,194	9.9	56,194	9.9	2,361	8.7
8							3,627	9.9
9			5,044	8.2	5,044	8.2
15			12,268	7.8	12,268	7.8	1,351	10.3
16			9,820	10.8	9,820	10.8	22,588	14.2
18			9,636	14.1	9,636	14.1	2,096	10.8
20			14,986	11.3	14,986	11.3
30			2,251	10.0	2,251	10.0
50	2,020	6.9	13,375	10.5	15,395	10.0	1,434	13.4
30W			30,792	12.6	30,792	12.6	3,405	14.5
8N			14,796	13.0	14,796	13.0
785N			88,950	16.4	88,950	16.4	2,267	7.8
78H							1,290	7.0

Total	2,000	6.9	304,100	12.4	306,100	12.3	41,700	12.4

•	The Independent and Qualified Persons for the 2013 Mineral Resource Estimate, as defined by Regulation 43-101, are Vincent Jourdain, Eng., PhD. (InnovExplo), and Rémi Verschelden, Geo, B.Sc., (InnovExplo), and the effective date of the estimate is August 1, 2013.

•	These Mineral Resources are not Mineral Reserves as they do not have demonstrated economic viability.

•	These underground resources are presented undiluted and in situ. The estimate includes seventy-four (74) mineralized sites from fifteen (15) mineralized zones (2, 3, 6, 8, 9, 15, 16, 18, 20, 30, 50, 30W, 8N, 785N and 78H).

•	These resources were compiled at a cut-off grade of 6.5 g/t Au. Some polygons below cut-off grade were included to assure continuity of the mineralized zones.

•	Cut-off grade must be re-evaluated in light of prevailing market conditions (gold price, exchange rate and mining cost).

•	The estimate is based on 274 diamond drill holes drilled before April 2012 and from 5 samples from underground openings.

•	A fixed density of 2.85 g/cm3 was used according to historical data.

•	The minimum true thickness in resource estimations is related to the dip of the lens in the estimated area. The minimum mining width varies according to the presumed dip, between 1.6 meter (dip over 50o) and 1.8 meter (dip less than 50o), using the grade of the adjacent material when assayed or a value of zero when not assayed.

•	Capping is established at 60 g/t for core samples and 55 g/t for face samples used to define the opening (drift, raise or Stope) grade. The grades are capped prior to any calculation being conducted on the data. These capping numbers consist of the lower parameters used historically at the Sleeping Giant mine.

•	Resources were evaluated from drill hole samples and face samples using the polygon method on inclined longitudinal sections.

•	The Measured Resources are defined as those where an underground opening in the mine provides access and Sampling to the estimated volume, in addition to drill information. Indicated Resources are those defined by drilling where continuous polygons (radius maximum 25m) are present. Inferred Resources are those defined by drilling where isolated polygons (radius maximum 25m) are present.

•	While the results are presented undiluted and in situ, the reported Mineral Resources are considered to have reasonable prospects for economic extraction.

•	CIM definitions and guidelines were followed for Mineral Resources.

•	A gold price of US$1,400/oz and an exchange rate of US$1.00=C$1.00 was used in the gold cut-off grade calculations of 6.50 g/t for potential underground mine.

•	Ounce (troy) = 31.10348 g. Calculations used metric units (metres, tonnes and g/t).

•	The number of metric tons was rounded to the nearest hundred. Any discrepancies in the totals are due to rounding effects; rounding followed the recommendations in Regulation 43-101.

•	InnovExplo is not aware of any known environmental, permitting, legal, title-related, taxation, socio-political or marketing issues or any other relevant issue that could materially affect the Mineral Resource Estimate.

Illustration showing the method used to calculate Measured and Indicated Mineral Resources from diamond drill hole and development data.

Longitudinal view of Zone CP-85-50-N270-3720N-C-375SH

INCLINED LONGITUDINAL SECTION
(ATTITUDE: N 010° / 22°, Looking N280°)
Zone 50 Level 855
Mine openings
Stope
Sub-level
Drift
RESOURCES
Measured
Indicated
0
10m
AURBEC
Prepared by:
InnovExplo

Conclusion

The objective of InnovExplo’s assignment was to 1) review and validate the drilling data used for the 2013 Sleeping Giant Mineral Resource Estimate; and 2) review a Mineral Resource Estimate for the Sleeping Giant deposit. The drilling data was successfully validated to fulfil the first objective. The 2013 Sleeping Giant Mineral Resource Estimate meets the second objective. In addition, observations made during the completion of its assignment have led InnovExplo to believe that the mineral potential of the Sleeping Giant deposit could be improved by additional diamond drilling programs.

After conducting a detailed review of all pertinent information and completing the 2013 Sleeping Giant Mineral Resource Estimate, InnovExplo concludes the following:

•	The geological and grade continuities of the gold mineralized zones of the Sleeping Giant Property were demonstrated;

•	The Sleeping Giant Property contains at least 74 mineralized sites;

•	The studied ore shoots have Strike lengths ranging up to 90 metres;

•	In spite of the current drill spacing in some of the mineralized zones, geological continuity seems steady throughout most of the mineralized zones;

•	Several zones encountered at the Sleeping Giant deposit have significant possibility to expand as some of the extensions are open;

•	The potential is high for upgrading Inferred Resources to Indicated Resources with more diamond drilling in all of the zones;

•	The potential is high for adding new resources in the extensions of known zones with additional diamond drilling; and

•	The potential is high for identifying new ore shoots in the extensions of known zones with additional diamond drilling.

The property is strategically positioned in an area known to be associated with gold Mineralization. The Sleeping Giant deposit has produced over one million ounces of gold between 1988 and 2012. The Sleeping Giant Project is at an advanced stage of exploration and has potential for significant unmined in situ gold Mineralization. InnovExplo considers the 2013 Sleeping Giant Mineral Resource Estimate to be reliable and thorough, and based on quality data, reasonable hypotheses and parameters compliant with Regulation 43-101 and with CIM standards regarding Mineral Resource estimations. InnovExplo believes that the Mineral Resource for the Sleeping Giant Property sufficiently advanced for a Pre-feasibility Study.

Recommendations

Following the results of the 2013 Sleeping Giant Mineral Resource Estimate, InnovExplo recommends continuing the evaluation of the Sleeping Giant deposit. The proposed work program includes two phases: the first phase consists of geological interpretation, 3D modeling and diamond drilling; the second phase consists of a Pre-feasibility Study integrating the results of the first phase.

Phase IA: Interpretation and Modeling

•	Interpretation of historical data to identify new high grade sites that could be added to the known resources;

•	Construction of a 3D geological model to help increase the comprehension of the geometry of the gold-bearing vein network.

Phase IB: Diamond drilling

•	Upgrade Inferred Resources to Indicated Resources;

•	Add Inferred Resources by extending known resources;

•	Add Inferred Resources by identifying new resources.

Phase II: Mineral Resources update and Pre-feasibility Study with the following objectives:

•	Determine the appropriate mining method to be adopted based on the geometry and grade of the mineralized zones, particularly those with dips less than 50 degrees;

•	Determine the infrastructure required to access, develop and mine the mineralized zones;

•	Estimate the capital cost;

•	Estimate the operating cost;

•	Estimate the cost and time frame for the diamond drilling program;

•	Analyze the financial aspects of the project.

PHASE IA	Total cost
3D modelling and interpretation	$40,000
Contingency (~15%)	$6,000

Total Phase IA	$46,000

PHASE IB	Total cost
Diamond Drilling	$3,000,000
Definition and exploration drilling
Underground support and services during drilling program
Technical services and administration
Contingency (~15%)	$450,000

Total Phase IB	3,450,000
PHASE II	Total cost
Pre-feasibility Study	$217,500
Contingency (~15%)	$32,625

Total Phase II	$250,125
Grand Total Phase I and II	$3,746,125

Advanced Properties

The Company has four advanced exploration projects which are: Vezza (Aurbec), Comtois (Maudore), Discovery (Aurbec) and Flordin (Aurbec). The Company does not consider the Comtois, Discovery and Flordin properties to be material at this time for the purposes of Regulation 43-101.

Vezza Property

The information below on the Vezza Property was taken from a technical report dated March 22, 2013, with an effective date of December 31, 2012 and entitled “Updated Mineral Resources, Vezza Property, Matagami Area, Québec (compliant with Regulation 43-101 and Form 43-101F1)” (the “Vezza Report”). The Vezza Report was prepared by Christian D’Amours, PGeo. from the consulting firm Géopointcom GPC of Val-D’Or Quebec (“GeoPointCom”), and by Tyson C. Birkett, Eng. PhD. and Valère Larouche, Eng. who were employees of Aurbec at the time of the Vezza Report. Messrs. D’Amours, Birkett and Larouche (collectively, the “Authors”) are Qualified Persons but only Mr. D’Amours is considered as independent from the Company and from Aurbec within the meaning of Regulation 43-101. The Mineral Resource estimate included in the Vezza Report is named “2013 Vezza Mineral Resource Estimate”. The Vezza Report was filed on SEDAR on May 6, 2013 and can be found at www.sedar.com.

The Vezza Property (the “Vezza Property”) also includes the mine and underground infrastructures located thereon. The Vezza Property was acquired by Maudore on March 22, 2013 through the acquisition of all the outstanding shares of Aurbec, which is the registered owner of a 100% interest in the mining titles forming the Vezza Property.

Property Description and Location

The Vezza Property is located in the Province of Quebec, approximately 25 kilometres to the south of the town of Matagami. The project site is at approximately 77°45’ W longitude and 49°31’ N latitude. The Vezza Property consists of 49 contiguous claims and one mining lease covering a surface area of 849.12 hectares in Vezza and Noyon townships. In addition to claims and a mining lease, Aurbec holds two surface leases which allow mining and stockpiling of crushed rock for backfill on the Vezza Property.

The Vezza Property is 100% owned by Aurbec. There is a 2% net smelter Royalty affecting the Vezza Property on any production in excess of 300,000 ounces from the Vezza Property, granted when Agnico-Eagle Mines Limited (“Agnico-Eagle”) first acquired the Vezza Property.

Activities at Vezza are permitted through a “Certificat d’autorisation” for mining. The installations and activities are also permitted through the Ministère du Développement durable, de l’Environnement, de la Faune et des Parcs and a government-accepted closure plan which Aurbec has funded as required by regulation.

Accessibility, Climate, Local Resources and Physiography

The Vezza Property is easily accessible by provincial highway 109, a principal paved regional road linking the town of Amos to Matagami, and by a five kilometre all-weather gravel road linking the Vezza Property to the paved highway.

This region experiences cold winters and generally warm summers. Snow accumulation and freeze-up of lakes begin in November and generally persist until April or early May.

The Abitibi region has a long history of mining activity, and mining suppliers and contractors are locally available. Matagami, the nearest community, some 25 kilometres from Vezza, has a population of 1,500 inhabitants (Canada 2006 census) and offers good industrial and community services.

Local topography is generally flat and is mostly characterized by swamps and thick overburden coverage. Elevation varies between 260 m and 300 m above sea level. The area falls within the boreal zone and the spruce and moss domain. The Vezza Property is locally characterized by swamps and peat bogs which are therefore classified as a bare to semi-bare wetland. The Allard River crosses the Vezza Property in its western part.

History

The resource and reserve estimates presented in this section are historical in nature. These historical estimates are not Regulation 43-101 compliant resources verified by a Qualified Person and the historical estimates should not be relied upon. The classification of the historical Mineral Resources and reserves does not follow the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005, as amended. These historical estimates are, however, relevant as they demonstrate the potential resources on the Vezza Property.

Pre Agnico-Eagle Era

Prior to 1984, the Vezza Property area received little attention with respect to exploration for metallic deposits. Exploration work from the late 1950s to early 1980s was directed mainly at testing electromagnetic (EM) conductors for base metal massive sulphides. As a result of discoveries in the Casa Berardi area some 100 kilometres to the west, exploration activity moved over into the Joutel and Matagami areas in the early 1980s. During 1984, Kennco Explorations Canada Limited (“Kennco”) acquired claims in the area and carried out reconnaissance ground geophysical surveys and one hole was drilled testing an electromagnetic conductor.

In early 1986, Dundee-Palliser and North American Rare Metals Ltd (“NARM”) acquired claims adjoining the Kennco ground, which were combined to the Kennco claims an option and joint venture agreement (joint venture). Starting in September 1986, Dundee-Palliser/NARM conducted systematic exploration work including airborne and ground geophysical surveys, reverse circulation overburden drilling (95 holes) and diamond drilling of 161 holes, including wedges, totalling 41,227 m. The Vezza gold deposit did not appear to have a distinct geophysical response, although various geophysical surveys were useful in interpretation of the geology.

Results of reverse circulation drilling indicated that anomalous gold was present in basal till in a 200 m by 500 m area immediately to the south and west of the deposit. The first diamond drill hole intersected 0.135 oz/ton Au over 6.2 ft. (4.2 g/t Au over 1.9 m) in the vicinity of a 1958 hole, which averaged 0.11 oz/ton Au over 8 ft. (3.4 g/t Au over 2.44 m).

Dundee-Palliser/NARM diamond drilling from December 1986 to June 1988 outlined a significant gold deposit. Based on 127 drill holes, the “geological reserves” (undiluted in situ basis) were estimated for the Vezza deposit using a cut-off grade of 0.10 oz/ton Au (3.1 g/t Au) and a minimum width of 2.0 m (Agnerian et al., 1989).

Historical Resources Estimates – Dundee-Palliser (1989)- Vezza Project

Zone	Tons	Au oz/t	Au oz	Tonnes	Au g/t
Undiluted Geological Reserves
Main Probable	1,483,000	0.166	246,178	1,345,229	5.2
Main Possible	596,000	0.148	88,208	540,632	4.6
Upper Probable	200,000	0.137	27,400	181,420	4.3

Source: Agnerian et al. (1989).

A Qualified Person has not done sufficient work to classify the historical estimate as current Mineral Resources. The Company is not treating the historical estimate as current Mineral Resources.

Agnico-Eagle Era

In 1989, Agnico-Eagle became involved in the project under an option agreement with Dundee-Palliser/NARM. During the acquisition, Agnico-Eagle drilled 18 additional holes to confirm and better define the Dundee-Palliser/NARM resources and also drilled deep holes from surface to test the deposit at depth. Ultimately, the decision was made to continue exploration from underground and the work was initiated in the fall of 1993.

By November 1995, Agnico-Eagle held an undivided interest in the Vezza Property and acquired a 15% NPI held by Dundee-Palliser and NAR Resources Ltd. Earlier, in 1994, Agnico-Eagle had purchased a 2% NSR interest held by Kennecott Canada Inc.

Agnico-Eagle conducted a two phase definition program over a four year period from the fall of 1993 through July 1997. Agnico-Eagle’s underground exploration program are provided in the table below. A three compartment shaft was sunk in two stages to a depth of 741 m. Shaft stations were cut at 50 m increments. Shaft infrastructure included an access station to the crusher and a loading station, with a spill door, a spill pocket, as well as a spill box installed to keep the shaft bottom and sump clean. Four levels were developed at 200 m, 300 m, 550 m, and 650 m depths.

Agnico-Eagle’s 1993-1997 Underground Program- Vezza Project

Headings	Phase I	Phase II	Total
Shaft (m)	339	402	741
Track Drift (m)	1,006	1,498	2,504
Trackless Drift (m)	521	688	1,209
Diamond Drilling (m)	20,381	22,175	42,556

Exploration track drifts (40 lb rail) were driven to the east and west on each of these levels (200 m, 300 m, 550 m, and 650 m levels) for diamond drilling.

A total of 43,000 m of drilling was completed from underground to define the deposit during the two phases of Agnico-Eagle’s exploration program. The definition drilling was carried out from diamond drill platforms on a nominal 20 m by 20 m pattern and was initially conducted on a priority basis in advance of development in the mineralized zone. The platforms were also used for delineation drilling at variable 60 m by 60 m to 80 m by 80 m spacing beneath the 650 m level.

Development in the mineralized zone was conducted on the 200 m and 300 m levels during Phase 1 and the on the 550 m and 650 m levels during Phase 2. Phase 1 development comprised 521 m of trackless development in the mineralized zone and provided a bulk sample of 10,792 tonnes. Phase 2 development comprised 688 m of trackless development in the mineralized zone and provided a second bulk sample of 15,800 tonnes.

In 1997, Gauthier et al. (1997) updated resource estimates for the project on the basis of surface and underground drilling by Agnico-Eagle. The Vezza deposit was estimated to contain an undiluted geological “reserve” of 2.016 million tonnes grading 5.52 g/t Au (inclusive of a “mining reserve”). The geological “reserves” were estimated by using a capping factor of 30 g/t Au and a minimum width of 2.5 m. These estimates are historical in nature and are not considered to be compliant with Regulation 43-101.

Historical Resources – Agnico-Eagle Feasibility (1997) - Vezza Project

Zone	Tonnes	Au g/t	Au g	Au g/t
Undiluted Geological Probable Reserves
Contact	1,633,885	5.52	9,021,380	290,044
Surface Pillar	39,640	5.50	217,842	7,004
Below 650 Level	202,547	6.07	1,230,359	39,557

Total	1,876,072	5.58	10,469,580	336,605

Undiluted Geological Possible Reserves
	140,301	4.69	657,838	21,150

Total Undiluted Reserves
	2,016,373	5.52	11,127,418	357,755

A Qualified Person has not done sufficient work to classify the historical estimate as current Mineral Resources. The Company is not treating the historical estimate as current Mineral Resources.

The underground definition program clearly demonstrated the continuity of the mineralized zone initially defined from surface drilling. Agnico-Eagle concluded, however, that the project was not economic at the gold price of the time. The underground workings were allowed to flood and the surface assets were placed on a care and maintenance program. The project had been dormant since that time, until NAP began work in 2010.

Geological Setting and Mineralization

The Vezza Property is located in the north-central part of the Abitibi Subprovince, a subdivision of the Superior Province, the Archean core of the Canadian Shield. The Abitibi Subprovince, commonly referred to as the Abitibi greenstone belt, comprises suites of volcano-Sedimentary assemblages and granitoid rocks that are Archean in age (>2.5 billion years old).

Principal lithologic units in the Vezza area comprise a mixed assemblage of predominantly mafic volcanic rocks and turbidite-type Sedimentary sequences. The Vezza gold deposit occurs within a major zone of shearing and Hydrothermal alteration, the “Vezza Fault”, located at the contact between clastic Sedimentary rocks (sandstone/siltstone) and mafic volcanic flows, both belonging to the Taïbi Sedimentary domain. The overall geometry of the deposit is planar and characterized by an east-west trend. The length of the deposit varies from 250 m (the 750 m level) to over 500 m (near surface) while its thickness varies in different places from approximately one metre to 10 m.

Gold mineralisation at Vezza is associated with silicified Sedimentary rocks at or near a faulted contact with metamorphosed mafic volcanic rocks. Although several zones have been recognised, most mineralisation is associated with this contact zone.

N
CASA BERARDI
DOUAY WEST
Matagami
SHORTT
Chibougamau
FLORDIN
JOE MANN
TELBEL
VEZZA
BACHELOR
DISCOVERY
SLEEPING GIANT
GRENVILLE
ABITIBI
PONTIAC
Rouyn
Val d'Or
0 20 40 60 80 100
Kilometres
Legend:
Gold
Major Faults
Sedimentary Rocks
Volcanic Rocks
Plutonic Rocks
Production + Resources
Géopointcom
GPC

Figure 7.1

Regional Geology
Modified from Salmon B. 2012
March 2013

Abitibi Subprovince of the Superior Province of the Canadian Shield (from Salmon & Pelz, 2010)

Mine Selbaie
Mine Isle-Dieu
MATAGAMI
Mine Lac Mattagami
Mine Orchan
Mine Bell-Allard & Sud
Mine Estrades
Mine Casa-Berardi
Mine Joutel Copper
Mine Poirier
Douay
Z.Principale
Noyon-Vezza
Vezza-Douay
Vezza Gold
Beaufield-Douay
PROPRIÉTÉ VEZZA
Discovery
Flordin (Desjardins)
Mine Gonzague Langlois
VAL-PARADIS
VILLEBOIS
BEAUCANTON
NORMETAL
Sleeping Giant
32E14
32E15
32E16
32F13
32F15
32E11
32E10
32F12
32F11
32F10
32E07
32F05
32F06
32F07
32E02
32E01
32F04
32F02
32D15
32D16
32C13
32C14
32C15
Lithology
Iron Formation
Intrusive Rocks
Felsic Intrusive Rock
Granite
Granodiorite or Tonalite
Syenite
Diorite
Gabbro
Diabase
Anorthosite
Pyroxenite and Peridotite
Sedimentary Rocks
Sedimentary Rock
Siltstone or Mudstone or Greywacke
Conglomerate
Volcanic Rocks
Volcanic Rock
Felsic Volcanic Rock
Rhyolite or Rhyodacite
Dacite
Intermediate Volcanic Rock
Intermediate Tuf
Mafic Volcanic Rock
Ultramafic Volcanic Rock
Mineralize Showing
0 5 10 15 20 25
Kilometres

Figure 7.2

Géopointcom GPC

Local Geology
Modified from Salmon B. 2012
March 2013

Regional geology of the Vezza deposit (from Salmon & Pelz, 2010).

Exploration and Drilling

In 2012, NAP drilled 7 holes for 1968.5 m some 300 m west of known zones in Vezza Property, and five holes of definition drilling for 871 m within the mine footprint. Seven diamond drill holes totalling 1968.5 metres were completed from surface during July and August, 2012. This program was designed to test the western continuation of the Vezza Mineralization. Drill hole locations were selected based on limited historical drilling results and the interpreted western extension of the mine horizon host rocks. Two stratigraphically-controlled zones of gold Mineralization were intersected:

1) The “Contact Zone”, located between metamorphosed siliceous Sedimentary rocks and metamorphosed mafic volcanic rocks (equivalent to the main zone at Vezza); and, 2) The “Upper Zone”, hosted by metamorphosed iron-rich Sedimentary rocks.

Significant analytical results are summarized in Table below. Drilling widths are estimated to represent 70 to 90% of the true width. Highlights include:

Drill Hole	From (m)	To (m)	Core Length (m)	Au (g/t)
V-12-247	117.95	118.75	0.80	1.30
V-12-248	67.50	68.30	0.80	1.29
V-12-249	202.10	203.20	1.10	1.96
V-12-250	327.12	331.30	2.68	2.76
	78.25	79.65	1.40	1.22
	93.65	94.25	0.60	0.63
V-12-251	95.75	97.20	1.45	0.63
	186.65	187.20	0.55	7.89
	189.50	190.25	0.75	0.51
	136.80	140.00	3.20	7.80
	141.80	143.15	1.35	0.67
	147.25	148.90	1.65	0.58
	151.60	154.45	2.85	2.57
V-12-252	156.45	157.95	1.50	1.91
	171.00	175.20	4.20	3.41
	262.70	265.30	2.60	2.37
	267.50	269.40	1.90	1.17
	275.00	275.60	0.60	0.84
	19.35	19.85	0.50	1.14
V-12-253	26.90	30.25	3.35	4.84
	142.10	142.90	0.80	4.09

Both the Contact Zone and the Upper Zone mineralisation are recognised in each section of drilling and remain open to the west and down-dip. Drilling to define deposit characteristics has been carried out largely from underground stations, with most drilling on sections as vertical fans. Drilling in 2012 was directed mostly to improving resource classification between levels 450 and 650.

Sample Preparation, Analysis and Security

Sampling of exploration and definition drilling since 2010 has been carried out to typical Canadian industry standards. Drill core is described in detail by qualified geologists (members of the Ordre des géologues or the Ordre des ingénieurs). Samples are selected based on lithology and alteration likely to indicate mineralised zones. These zones are sampled with buffer samples above and below in apparently non-mineralised core to assure that zones are closed.

Intervals for Sampling are marked on drill core, recorded in sample log books, and one part of the sample log page is stapled into the core box to mark the beginning of each interval. A second part of the log book page is placed in the sample bag by the core shack technician.

Samples, once selected by the geologists are passed to core shack technicians for Sampling and intervals are cut lengthwise with a rock saw. Sample bags are marked with the sample number from the sample log book, core is placed in the bag with a pre-printed tag from the log book, and each bag closed with a tie-wrap. Groups of approximately 10 samples are placed in a larger bag and transported to a laboratory for sample preparation and analysis.

During the course of the NAP’s work at Vezza, three laboratories have supplied analyses of gold. These laboratories are ALS Chemex Laboratories at Val-d’Or, Quebec, AGAT Laboratories in Sudbury, Ontario and the laboratory on the Sleeping Giant Property.

At all three laboratories, sample preparation is by stepwise reduction in particle size with splitting to achieve a representative 30-g sample of powder typically -200 mesh. Initial reduction is carried out with jaw crushers, followed by shatter-box grinding.

At ALS Chemex, samples are analysed initially by fire assay – atomic absorption methods (industry standard) with samples returning over 10 g/t Au re-analysed by fire assay – gravimetric methods. At AGAT Laboratories, samples are analysed by fire assay – ICP-OES methods, also widespread and standard in the mining industry. At AGAT, as well, samples returning more than 10 g/t Au are re-assayed by fire assay – gravimetric methods. At the Sleeping Giant laboratory, samples are analysed by fire assay – atomic absorption methods. Selected higher-grade samples are re-assayed by fire assay – gravimetric methods.

“Blank” samples are made of gold-barren crushed rock (industrial gravel) and are preferentially placed after a potentially high-grade sample. They are used to detect a possible contamination during the preparation or the assay of the samples. Among all the samples of the 2010 to 2012 Sampling, 249 blank were sent to ALS Chemex Laboratories, 12 to AGAT Laboratories and 55 to the laboratory of Sleeping Giant mine. From the results, Authors considered there was no significant contamination between samples analysed by ALS Chemex Laboratories and by the Sleeping Giant Laboratory, while results from the AGAT Laboratories show that contamination may have happened between the samples assayed. A new analysis of the samples belonging to the problematic batch returning high grades for blanks would be appropriate, in order to have a better confidence in the results.

Standards samples are Certified Referenced Materials (CRM) from RockLabs Ltd, with a 95% confidence assigned gold grade. During the 2010 to 2012 Sampling, 5 standards were used and sent to the three laboratories quoted above.

The Authors believe that the sample preparation, security and analytical procedures are correctly applied and correspond with the current standards of the mining industry. Results obtained by the laboratories are representative of the Mineralization in comparison with results obtained in the past for Vezza Property. The Authors conclude that the adequacy of analytical data is demonstrated for resources estimation purposes.

Date Verification

During the field visit in March 2013, GeoPointCom took five samples from two representatives drill holes intersecting the Contact Zone. Samples where securely sent to ALS Chemex in Val-d’Or and assay results where directly sent to GeoPointCom by the laboratory. Based on this analytical verification and extensive database validation, the Authors believe that all data used are of sufficient quality for the purpose of the Vezza Report.

Mineral Processing and Metallurgical Testing

There has been only limited Metallurgical Testing on Vezza samples. Laboratory tests and practical experience at Sleeping Giant mill where material from Vezza was treated concur at a rate of 700 tpd with 92% gold recovery.

Mineral Resources Estimate

The 2013 Mineral Resources Estimation only concerns the Contact Zone. The other zones where not revisited. The effective date of the Vezza Report is December 31, 2012.

Drill hole Database

Drill hole information is conventionally stored in data base Access format using a specialized software (Géotic). The data collection contains 1,045 drill holes for a total length of 159,066 m. From these holes, 30,509 samples where cut for a total sampled length of 30,214 m. All the zones intercepted are marked within the database. The Contact Zone is represented by 795 intersections.

Both sides of the Contact Zone drill intersections where marked as the “Dilution” zone. Dilution zone is not a zone by itself but was used for evaluating the internal dilution grade when the true thickness of the Contact zone is less than 2m. The Contact Zone average true thickness is 2.65 m but it is less than 2 m for 32% of all intersections. This means that for almost 32% of the cells, an internal dilution factor was added for resources estimates.

All the drill hole information was also exported to Gemcom for interpretation and 3D modelling purposes. Both database formats are maintained.

Drill hole Sample Database

The Contact Zone contains 3,431 samples ranging from 0 to 103.0 g/t Au. The average grade is 5.18 g/t Au but when weighted by length, the average grade is 5.00 g/t Au. Thus the varying lengths seem to introduce only a very small bias. Finally, the coefficient of variation (CV) is only 1.34. This is considered as very low for a gold deposit.

High Grade Capping

It is common in the industry to remove some of the highest (aberrant) values from the assays distribution prior to compositing the samples. The main objective of this process is to make sure that the anomalous values could not affect grade estimation. With the development of statistical methods for estimating grade, this process became less important. Samples from Contact Zone have a CV of 1.34. The probability curve shows a straight line (within 95% confidence) in its upper part. The percentile distribution shows that only 9% of the total metal is expressed within the last percentile of samples. Considering this, the Authors did not recommend any limitation of the grade result prior to compositing.

Compositing Methods

Block Model and Kriging estimation methods require all samples to be of equal length. The Authors recommended to composite all samples to an equal length of 0.7 m. The method used consists of compositing all samples to an equal length for each intersection, redistributing small portions to all samples within the intersection. Thus composites are not equal to 0.7 m but as close as possible.

Mineral Resources Classification Criteria

The resource classification definitions used for the Vezza Report are those published by the Canadian Institute of Mining, Metallurgy and Petroleum in their document “CIM Definition Standards for Mineral Resources and Reserves”, as defined in the Glossary of this AIF.

Minimum Cut-off Value

To estimate the Cut-Off, the Authors have assumed the following economic parameters: i) gold price $1,525/oz (three year average); ii) milling cost $32/t; iii) mining $100/t; iv) transportation to mill $8/t; v) development $50/t; vi) gold recovery 92% and vii) specific gravity 2.83 g/cm3. Using these parameters, a Cut-Off of 4.2 g/t Au was calculated for the Indicated and Measured resources and of 3.0 g/t Au for the Inferred resources. 2013 Vezza Mineral Resource Estimate

The 2013 Mineral Resources Estimate does not consider any external dilution but internal dilution was added where true thickness was less than two metres. Indicated Resources and Measured Resources where estimated using a Cut-Off of 4.2 g/t Au. Inferred Resources were estimated using a 3 g/t Cut-Off.

Contact Zone at 4.2 Cut-Off
	Metric Ton	Au (g/t)	Au (on)
Indicated resource	586,070	6.3	119,120
Measured resource	658,780	6.9	141,990

Total	1,244,860	6.5	261,110

Contact Zone at 3.0 Cut-Off
Inferred resource	435,830	4.9	68,540

There are currently no Mineral Reserves reported for Vezza Property.

Conclusion and Recommendation

The Authors of the Vezza Report concluded the following:

•	The number of infilling drill holes and changes in variography understanding allowed upgrading many tonnes from the Indicated to the Measured category.

•	The Cut-Off was changed (from 3.0 to 4.2 g/t Au).

•	The ratio Measured/Indicated was multiplied by 5 during 2012.

•	Total Resources (Indicated and Measured) are now estimated at 1 244 850 t grading 6.5 g/t Au for a total of 261 110 ounces of gold.

•	Samples from face Sampling (chips) as well as muck samples should not be used for resource estimation.

In the Vezza Report, the Authors recommended drilling fewer holes in the infilling category and more in exploration farther laterally and downward on the Contact Zone. At the time of the Vezza Report, mining at Vezza was underway. Mining methods included sublevel development by Alimak raises and narrow-vein longhole production. Since the Vezza Report, due to decrease in the price of gold and high production costs, the Company stopped development at Vezza to focus on the development of Sleeping Giant. The Vezza Property is currently on care and maintenance.

Comtois Property

The Comtois property consists of 411 claims, for 15,539 hectares, (155 square kilometres). The property is located 15 kilometres northwest of the town of Lebel-sur-Quevillon, Abitibi region, Province of Quebec. The Comtois property is an advanced exploration project with the Osbell Gold Resource, notable gold prospects Comtois NW, Hudson and Greer, and many more. The Osbell Gold Resource has been the main focus of Maudore’s exploration efforts until December 2012.

All claims are 100% owned by the Company, except for 15 claims optioned from Newmont Canada Ltd (Newmont Option Claims), in the northern part of the property where Newmont retains 1.45% NSR Royalty on the Newmont Option Claims. The other 5% interest in the Newmont Option Claims is held by Société de Développement de la Baie James and will be converted into a 2% NSR Royalty (1% of which can be re-acquired by the Company for an amount of $250,000) in the event of commercial production. Claims that cover the Osbell deposit are subject to a

10% NPI Royalty in favor of the original owner, which can be bought back with a one-time cash payment of $500,000.

Maudore filed a Mineral Resource estimate update for the Osbell Deposit and 43-101 Report on SEDAR on October 29, 2012, which reported a combined open pit and underground potential Mineral Resources of 8,463,800 tonnes at 2.0 g/t Au for 546,299 ounces gold (indicated) and 4,512,100 tonnes at 6.2 g/t Au for 902,436 ounces gold (inferred).

Depending on available resources, the Company may initiate baseline environmental work around the potential to construct a processing facility near the Osbell deposit. This facility would act as a central facility for the satellite deposits around this district such as the Flordin and Discovery projects (see descriptions below) that were inherited with the Aurbec properties. This facility would also be adjacent to the Laflamme property to the north.

Discovery Property

The Discovery property is formed by 124 claims with a total area of 3,371 hectares (33.7 square kilometers). The property lies about 30 kilometres northwest of Lebel-sur-Quevillon, Quebec.

The Discovery property is 100% owned by Aurbec. Twenty-eight claims of the property are subject to a Royalty of 1-3 NSR in favour of Homestake Canada Inc. In addition, fourteen claims subject to a 1% NSR Royalty are also subject to a Royalty of 20% net profits in favour of Xstrata. Forty-one claims are subject to a Royalty equal to the greater of 2% NSR Royalty or $1.00 per tonne for any mineral substance processed and/or sold, payable to previous owners.

Gold has been known on the property since the 1970’s, when the deposit was discovered by Homestake Mining Company. Gold at Discovery is located in steeply-dipping quartz-carbonate veins within a metamorphosed, deformed gabbro. In 2010 and 2011, NAP Quebec drilled 58 holes extending and detailing Mineralization over a Strike length of some 2 kilometres and at depth of 700 metres.

Further work at Discovery will include an updated estimate of Mineral Resources. Historical Mineral Resources estimate in 2008 were of measured resources of 3,109 tonnes grading 8.95 g/t for 895 ounces, indicated resource of 1,278,973 tonnes grading 5.74 g/t Au for 236,180 ounces and an inferred resource of 1,545,500 tonnes grading 5.93 g/t Au for 294,473 ounces.

The Discovery historical resource estimate is sourced from “Technical Report on the Scoping Study and Mineral Resource Estimate for the Discovery Project (according to Regulation 43-101 and Form 43-101F1)” by InnovExplo Inc., prepared by Carl Pelletier, PGeo for Cadiscor Resources Inc. in 2008. The historical estimate is not current today because additional diamond drilling completed by Aurbec since 2008 must be included, and the cut-off grade applied to the resource estimate must be re-evaluated in light of present market conditions (gold price, exchange rate, and mining cost). The Company believes that the historical estimate is reliable because Maudore has worked extensively with InnovExplo and the author since 2006, and believes that all work was completed at a high professional standard. Resource categories used in the historical estimate are in compliance with CIM Definition Standards on Mineral Resources and Mineral Reserves.

Parameters used are minimum mining width of 1.6 m (horizontal thickness), cut-off grade of 3 g/t Au, capping grade of 35 g/t Au, and specific gravity of 2.82 g/cm3. Polygonal on longitudinal method used cross sections to confirm grade and thickness, which were located on a longitudinal section, where polygons were traced and the volume and grade calculated (using AutoCAD and Promine software). In order to upgrade the historical estimate new drilling must be digitized, validated, and quality control protocols checked, prior to appending to the current drill database which will then be imported to GEMs software to generate a block model and estimate a Mineral Resource. All work must be completed by Qualified Persons and evaluated to the current 43-101 Standards for Mineral Projects. A Qualified Person has not performed sufficient work to classify the Discovery historical estimate as a current Mineral Resource; and Maudore is not treating the Discovery historical Mineral Resource estimate as a current Mineral Resource estimate.

No work is planned on the Discovery property in the short to mid-term.

Flordin Property

The Flordin property comprises 40 claims which cover 591 hectares (5.9 square kilometres), located some 25 kilometres north of Lebel-sur-Quevillon, Quebec. The Flordin property is 100% owned by Aurbec. A 1% NSR Royalty is payable to IAMGOLD on future commercial production of the property. Aurbec has a pre-emptive right at any time to purchase back this Royalty for US$1,000,000. Moreover, 37 of these claims are subject to a 20% NPI Royalty in favour of Flordin Mines Ltd.

Gold Mineralization at Flordin has been known since the 1930’s and the deposit was initially drilled and explored as a prospect for underground mining. Gold grades, widths of mineralized zones and thin overburden have led to a re-evaluation of Flordin as an open pit deposit, with much improved prospects. Gold Mineralization at Flordin is located in deformed and boudinaged quartz-carbonate veins within a sequence of metamorphosed and sheared mafic igneous rocks (basalt and gabbro).

Work by Aurbec (formerly NAP Quebec) included surface trenching and drilling of 248 drill holes in 2010 and 2011. These drill holes covered much of the deposit on a 30 x 30 metres grid to a depth of 100 metres. This database now allows more detailed understanding of the economic potential of the Flordin gold zones.

A historical Mineral Resource estimate completed in 2011 reported a measured resource of 116,000 tonnes grading 3.25 g/t Au for 12,133 ounces Au, an indicated resource of 2,707,000 tonnes grading 1.77 g/t Au for 153,998 ounces Au, and an inferred resource of 2,199,000 tonnes grading 1.95 g/t Au for 137,561 ounces Au.

The Flordin historical resource estimate is sourced from “43-101 Technical Report and Resource Estimate on the Flordin Property (according to Regulation 43-101 and Form 43-101F1)” by InnovExplo Inc. and prepared by Pierre-Luc Richard, PGeo and Carl Pelletier, PGeo for North American Palladium Ltd in 2011, which was filed on SEDAR. The historical estimate is not current today because additional diamond drilling completed by Aurbec since 2011 must be included, and the cut-off grade applied to the resource estimate must be re-evaluated in light of present market conditions (gold price, exchange rate, and mining cost). The Company believes that the historical estimate is reliable because Maudore has worked extensively with InnovExplo and the authors since 2006, and believes that all work was completed at a high professional standard. Resource categories used in the historical estimate are in compliance with CIM Definition Standards on Mineral Resources and Mineral Reserves. InnovExplo used the squared inverse distance method to interpolate gold grades in a block model, and a pit-shell confined portions of the model. A minimum cut-off grade of 0.5 g/t Au was used for the open pit portion of the Mineral Resource Estimate and a minimum cut-off grade of 3.50 g/t Au was used for the underground model.

Drill hole intercepts were calculated to a 3.0 metres minimum true thickness and specific gravity of 2.8 t/m3 was used. In order to upgrade the historical estimate new drilling must be added to the database, validated and quality control protocols checked, prior to being appended to the current dataset for a subsequent block model, Mineral Resource estimate, and possible Whittle pit shell model. All work must be completed by Qualified Persons and evaluated to the current 43-101 Standards for Mineral Projects. A Qualified Person has not performed sufficient work to classify the Flordin historical estimate as a current Mineral Resource; and Maudore is not treating the Flordin historical Mineral Resource estimate as a current Mineral Resource estimate.

While no further work is anticipated in the near term, Flordin has been permitted for a bulk sample to be processed at the Sleeping Giant processing facility. Further work at Flordin would include an updated estimate of Mineral Resources once exploration efforts are resumed at this project. However, no work is planned on the Flordin property in the short to mid-term except for potential baseline environmental studies

Other Exploration Properties

Maudore has a prominent land position that extends 120 kilometres west-east along the Northern Volcanic Zone of the Abitibi Greenstone Belt. Maudore’s Comtois property with the Osbell Gold Resource is in the eastern part of Northern Volcanic Zone near Lebel-sur-Quevillon, and midway along the properties to the west is the Sleeping Giant Mine, a past producer that poured a million ounces of gold that now belongs to Maudore through the Aurbec acquisition. These two considerable gold deposits demonstrate the merit of the Northern Volcanic Zone.

Despite excellent geology, the Northern Volcanic Zone of the Abitibi has received far less exploration success than elsewhere. Deep overburden and consequent lack of outcrop make it difficult to clearly understand controls on Mineralization once found. Detailed geophysics and expert geophysical interpretation are methods that Maudore will implement as it explores the Northern Volcanic Zone.

Maudore has completed property-wide hi-resolution aeromagnetics and radiometrics (100m lines spacing and low terrain clearance) that will provide new clarity for interpretation of geology and structure in the belt on its different properties. During the three first quarters of 2013 no exploration was completed on the exploration properties and no further exploration work is planned on a short to mid-term.

Properties (Maudore)
North Shore	77	43	Gold, VMS base metal and magmatic Cu-Ni PGE deposits
Bell	95	46	Felsic Volcanics with gold Mineralization
Sadie	152	86	Gold in a volcano sedimentary sequence
Cedar Rapids	73	23	Gold in intensively altered Shear zones
Pakodji	16	7	Semi-massive to massive sulphide lenses
Comtois Southwest	69	28	Gold in a volcano sedimentary sequence
Bernetz	84	37	Gold in felsic Volcanics
Fonteneau-Themines	78	44	Gold in felsic Volcanics
Sleeping Giant Southeast	215	121	Gold in felsic Volcanics
Mazarin-Glandelet	287	148	Magmatic CU-Ni PGE Mineralization
Dalet	456	226	Gold in felsic Volcanics
Properties (Aurbec)
Dormex	127	62	Narrow high grade quartz-sulphide veins
Cameron Shear (50%)	193	30	Gold in Shear zones
Florence	13	2	Gold in Shear zones
Montbray	28	11	Gold-bearing veins
Laflamme (42%)	723	371	Gold in a volcano sedimentary sequence
Harricana	93	52	Gold in Shear zones

Total	2,779	1,337

RISK FACTORS

An investment in the Company is speculative and involves a high degree of risk due to the nature of the Company’s business. Except for the extensive production history of the Sleeping Giant mine, there is limited production and development history for the other exploration and development projects of the Company’s mineral properties. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in the forward-looking statements relating to the Company and should be read in conjunction with the Risk Factors in the Company’s year-end Management’s Discussion and Analysis which is available on SEDAR at www.sedar.com.

Commodity price fluctuations.

The Company became a producing company in 2013 with the acquisition of Aurbec and gold production is currently ramping up at the Sleeping Giant property. Precious metal prices, such as gold prices, fluctuate widely and are affected by various factors beyond the Company’s control, including but not limited to: the sale or purchase of metals by various central banks and financial institutions, inflation or deflation, fluctuation in the value of the United States dollar, and global political and economic conditions. Declines in the prices of gold may adversely affect the Company’s development and mining activities, Common Shares price, financial results, life-of-mine plans and viability of mining projects. There is no guarantee that the gold price will not materially decrease in the future. For the year ended December 31, 2012, the Company did not utilize any hedging programs to mitigate the effect of commodity price movement.

Currency fluctuations may affect the costs of doing business.

The Company’s activities and offices are currently located in Canada and the costs associated with the Company’s activities are in majority denominated in Canadian dollar. However, the Company’s revenues from the sale of gold are in U.S. dollars and some of the costs associated with the Company’s activities in Canada are denominated in currencies other than the Canadian dollar. Any appreciation of the Canadian dollar vis-à-vis these currencies could increase the Company’s cost of doing business, mainly by reducing its revenues in Canadian dollars. For the year ended December 31, 2012, the Company did not utilize any hedging programs to mitigate the effect of currency movement.

The figures for Maudore’s Mineral Resources are estimates based on interpretation and assumptions and may yield less mineral production under actual mining conditions than is currently estimated.

The Mineral Resources presented in this document are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the expected level of recovery will be realized. Such figures have been determined based upon assumed metal prices. Future production could differ dramatically from estimates due to Mineralization or formations different from those predicted by drilling, Sampling and similar examinations or declines in the market price of the metals may render the mining of some or all of the resources uneconomic.

Estimated mineral reserves or Mineral Resources may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of Mineralization, estimated recovery rates or other important factors that influence mineral reserve or Mineral Resource estimates. The extent to which Mineral Resources may ultimately be reclassified as mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in Mineral Resource estimates and grades of Mineralization will affect the economic viability of placing a property into production and a property’s return on capital. The Company cannot provide assurance that Mineralization can be mined or processed profitably.

The resource estimates contained in this AIF have been determined and valued based on assumed future prices and cut-off grades that may prove to be inaccurate. Extended declines in market prices for gold, silver and copper may render portions of the Company’s Mineralization uneconomic and result in reduced reported Mineralization. Any material reductions in estimates of Mineralization, or of the Company’s ability to extract this Mineralization, could have a material adverse effect on Maudore’s results of operations or financial condition.

There can be no assurance that any resource estimates for the Company’s mineral projects will ultimately be reclassified as mineral reserves. There can be no assurance that subsequent testing or future studies will establish proven and probable mineral reserves at the Company’s other properties. The failure to establish proven and probable mineral reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth and could impact future cash flows, earnings, results of operations and financial condition.

Maudore will require external financing or may need to enter into strategic alliances or sell property interests to develop its mineral properties.

The Company will need external financing to develop and construct its mineral properties and projects. The mineral properties and projects that the Company is likely to develop are expected to require significant capital expenditures.

The sources of external financing that the Company may use for these purposes include project or bank financing, or public or private offerings of equity or debt. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and results of operations and financial condition. In addition, the Company may have to postpone further exploration or development of, or sell, one or more of its properties.

In addition, the Company may enter into strategic alliances, decide to sell certain property interests, and may utilize one or a combination of all of these alternatives. There can be no assurance that the financing alternative chosen by the Company will be available on acceptable terms, or at all. In September of this year, Aurbec entered into the Milling Agreement with Abcourt. While this provides a means of maintaining milling operations for Maudore that allows the Company to also process limited feed from a remnant mining program during the transition to new higher grade resources, it also depends on Abcourt to be able to meet its production plans. Failure to provide all the agreed upon material through the toll Milling Agreement could cause the Company’s processing cost to increase proportionally.

Consensual restructuring agreement and indebtedness level of Maudore

The Company has partially financed the exploration and development of its mineral properties and projects and the acquisition of mineral properties and assets with debt. The level of the Company’s indebtedness from time to time could impair the Company’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. Any inability to borrow funds, or a reduction in favorability of terms upon which the Company is able to borrow funds, including the amount available to the Company, the applicable interest rate and the collateralization required, may affect the Company’s ability to meet its obligations as they come due, and adversely affect its business, financial condition, and results of operations, raising substantial doubts as to the Company’s ability to continue as a going concern.

On August 15, 2013, Promec registered a Notice of Legal Hypothec against the Vezza Project and the Sleeping Giant Property and filed a Bankruptcy Petition against Aurbec on August 27, 2013. While vigorously working to have the Bankruptcy Petition dismissed, the Company has been negotiating a consensual restructuring with its senior lender, its four major unsecured creditors and other stakeholders to implement its ongoing business plan being the restart of the mining operations at the Sleeping Giant Property. On September 30, 2013, in order to preserve cash while negotiations continue, the Company elected to defer the payment of the interest due to FBC pursuant to the Credit Agreement covering FBC’s $22 million secured term loan to Maudore. On October 3, 2013, the Company reported that it received a letter from Cyrus regarding defaults in the Credit Agreement and also reported on the state of negotiations with two major unsecured creditors with respect to each of Maudore and Aurbec. Cyrus put Maudore on notice that, while it is still prepared to proceed with a consensual restructuring which would see the major unsecured creditors join them in supporting Maudore’s business plan, Cyrus would move to enforce its security if agreements to implement a standstill and consensual restructuring were not signed by the Company’s four major unsecured creditors by October 7, 2013. This was subsequently extended until October 15th when agreements were reached at both Aurbec and Maudore.

On October 15, 2013, the Company reported that agreements had been signed for the consensual restructuring of current debts owed to Cyrus, in its capacity as a manager to FBC, as well as with the major unsecured creditors of both Maudore and Aurbec.

The Maudore agreement covers $2.36 million of trade credit, of which $300,000 is to be repaid by November 30, 2013 with the balance due on October 30, 2014, with provision for additional payments.

The Aurbec agreement covers $4.33 million of trade credit, of which $562,000 is to be repaid by November 30, 2013 and a further $562,000 is to be repaid by April 30, 2014 for a total reduction of $1.12 million. The balance will be due on October 31, 2014. The Aurbec trade creditors will be granted the Vezza Hypothec to secure any outstanding balance until repaid. In consideration for the Vezza Hypothec and the payments by Aurbec, Promec has agreed to discharge the Legal Hypothec and to ask the court that the Bankruptcy Petition be withdrawn or dismissed.

The implementation of the consensual restructuring is subject to the satisfaction of a number of conditions, including the negotiation of final documentation and the receipt of all requisite regulatory approvals, all within a specific delay. The failure of these conditions to be satisfied within such delay could put into jeopardy the ability of the Company to implement the consensual restructuring and thereby have a material adverse effect on its business, financial condition and results of operations, raising substantial doubts as to the Company’s ability to continue as a going concern.

Furthermore, the Company’s ability to meet its debt service obligations, including under the consensual restructuring agreement, will depend on the Company’s future operations which are subject to prevailing industry conditions and other factors, many of which are beyond the control of the Company. In the event of a violation by the Company of a credit covenant or any other default by the Company on its obligations relating to its indebtedness, the lender could declare such indebtedness to be immediately due and payable and, in certain cases, foreclose on the Company’s assets.

General economic conditions may adversely affect the Company’s growth, future profitability and ability to finance.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A worsening or slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and ability to finance. Specifically:

•	the global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity;

•	the volatility of metal prices would impact the Company’s revenues, profits, losses and cash flow;

•	negative economic pressures could adversely impact demand for the Company’s production;

•	construction related costs could increase and adversely affect the economics of any of the Company’s projects;

•	volatile energy, commodity and consumables prices and currency exchange rates would impact the Company’s production costs; and

•	the devaluation and volatility of global stock markets would impact the valuation of the Company’s equity and other securities.

Inability to meet production level and operating cost estimates relating to the Sleeping Giant Property.

Planned production levels and operating costs relating to the Sleeping Giant property are estimates. All of the Company’s estimates are subject to numerous uncertainties, many of which are beyond the Company’s control, including the availability of equipment and personnel, access, weather, accidents, equipment breakdown, the need for government and regulatory approvals and unexpected or uncontrollable increases in the costs of materials. Other risks include, but are not limited to, delays in obtaining sufficient financing, as well as unforeseen difficulties encountered during the development process including labour disputes and other risks that generally apply to the Company.

Mining is inherently risky and subject to conditions or events beyond Maudore’s control, which could have a material adverse effect on Maudore’s business.

Mining involves various types of risks and hazards, including:

•	environmental hazards;

•	industrial accidents;

•	metallurgical and other processing problems;

•	unusual or unexpected rock formations;

•	structural cave-ins or slides;

•	flooding;

•	fires;

•	power outages;

•	labour disruptions;

•	explosions;

•	landslides and avalanches;

•	mechanical equipment and facility performance problems;

•	availability of materials and equipment;

•	metals losses; and

•	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties; personal injury or death, including to employees; environmental damage; delays in mining; increased production costs; asset write downs; monetary losses; and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse impact on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

Exploration, construction and production activities may be limited and delayed by inclement weather and shortened exploration, construction and development seasons.

The Company is subject to significant governmental regulation.

The Company’s operations and exploration and development activities in Canada are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;

•	management and use of toxic substances and explosives;

•	management of tailings and other wastes generated by the Company’s operations;

•	management of natural resources;

•	exploration and development of mines, production and post-closure reclamation;

•	exports;

•	price controls;

•	taxation and mining royalties;

•	regulations concerning business dealings with native groups;

•	management of tailing and other waste generated by operations;

•	labor standards and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining, curtailing or closing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the exploration and development of the Company’s properties.

The Company intends to fully comply with all environmental regulations. Environmental hazards may exist on the Company’s properties that are unknown to the Company at the present time, and that have been caused by previous owners or operators or that may have occurred naturally. The Company may be liable for remediating such damage.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulator or judicial authorities, causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Title and other rights to Maudore’s mineral properties cannot be guaranteed, are subject to agreements with other parties and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its properties will not be challenged. The Company may not have, or may not be able to obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects.

In addition, the ability of the Company to continue to explore and develop the property may be subject to agreements with other third parties including agreements with native corporations and first nations groups.

Maudore has a history of losses and expects to incur losses for the foreseeable future.

The Company has a limited producing history and has incurred losses since its inception. The Company expects to continue to incur losses unless and until such time as its commercial production generates sufficient revenues to fund continuing operations. The Company incurred losses of $2,118,091 for the year ended December 31, 2012. The development of the Company’s properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company’s acquisition of additional properties, some of which are beyond the Company’s control. There can be no assurance that the Company will ever achieve profitability.

Maudore may be subject to legal proceedings.

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

Increased competition could adversely affect Maudore’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing metals. The Company must compete to acquire additional mining properties with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company or are further advanced in their development or are significantly larger and have access to greater mineral reserves, for the acquisition of mineral claims, leases and other mineral interests. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future. If the Company is unsuccessful in acquiring additional mineral properties or qualified personnel, it will not be able to grow at the rate it desires, or at all.

Maudore may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth, and the failure to manage Maudore’s growth effectively could have a material adverse effect on the Company’s business and financial condition.

The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests and the advancement of its mineral properties and projects in addition to the identification of new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on the Company’s business or future operations.

There can be no assurance that Maudore will successfully acquire additional mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will be realized or that any identified Mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Moreover, mines have a depleting asset base which needs to be continually renewed. Estimates of reserves, Mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. If current exploration programs do not result in the discovery of commercial ore, the Company may need to write-off part or all of its investment in existing exploration stage properties, and may need to acquire additional properties. Material changes in ore reserves, grades, Stripping Ratios or recovery rates may affect the economic viability of any project.

Maudore’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;

•	determine metal content and metallurgical recovery processes to extract metal from the ore; and

•	construct, renovate or expand mining and processing facilities.

If the Company does make further acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to:

•	assimilating the operations of an acquired business or property in a timely and efficient manner;

•	maintaining the Company’s financial and strategic focus while integrating the acquired business or property;

•	achieving identified and anticipated operating and financial synergies;

•	unanticipated costs;

•	diversion of management attention from existing business;

•	potential loss of key employees or key employees of any business acquired;

•	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition;

•	decline in the value of acquired properties, companies or securities;

•	implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and

•	to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

The risks and hazards associated with mining and processing pose operational and environmental risks.

Mining and processing operations involve many risks and hazards, including, among others: metallurgical and other processing problems; unusual and unexpected rock formations; ground or slope failures or underground cave-ins; environmental contamination; industrial accidents; fires; flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of nature; organized labour disputes or work slow-downs; mechanical equipment failure and facility performance problems; and the availability of critical materials, equipment and skilled labour. These risks could result in: damage to, or destruction of, the Company’s properties or production facilities, personal injury or death; environmental damage; delays in mining or processing; increased production costs; asset write downs; monetary losses, and legal liability.

The Company cannot be certain that its insurance will cover all of the risks associated with mining and processing or that it will be able to maintain insurance to cover these risks at economically feasible premiums. The Company could also become subject to liability for hazards against which it cannot insure or against which the Company may elect not to insure because of high premium costs or commercial impracticality. Such events could result in a prolonged interruption in operations that would have a negative effect on the Company’s ability to generate revenues, profits and cash flow. Losses from such events may increase costs and decrease profitability.

Material Control and Significant Influence with Respect to Matters put before the Shareholders

Based on publicly available information, the following persons (the “Majority Shareholders”) beneficially own, or control or direct, directly or indirectly, more than 10% of the outstanding Common Share as at October 21, 2013: (i) Cyrus, in its capacity as a manager to FBC, holds 7,254,505 Common SHares representing 15.36% of the issued and outstanding Common Shares, and (ii) Seager Rex Harbour holds 9,406,762 Common Shares, representing 19.91% of the issued and outstanding Common Shares.

None of the Majority Shareholders has indicated if or when it will reduce its holdings of Common Shares in the future. As a result of controlling a material percentage of the voting rights attached to all Common Shares, the Majority Shareholders will have significant influence with respect to all matters submitted to the Company’s shareholders for approval, including, without limitation, the election and removal of directors, amendments to the articles and by-laws of the Company and the approval of certain business combinations. In addition, so long as any of the Majority Shareholders (either alone or acting jointly or in concert with other shareholders) controls more than one-third of the Company’s total voting interests, their prior affirmative vote or written consent will be required for certain corporate actions that require shareholder approval by way of special resolution under the Business Corporations Act (Ontario).

The concentration of voting power with the Majority Shareholders may cause the market price of the Common Shares to decline, delay or prevent any acquisition of the Company or delay or discourage takeover bid attempts that shareholders may consider to be favorable, or make it more difficult or impossible for a third party to acquire control of the Company or effect a change in the board of directors and management. The Majority Shareholders’ interests may not in all cases be aligned with interests of the other shareholders of the Company. Each of the Majority Shareholders may have an interest in pursuing acquisitions, divestitures and other transactions that, in the judgment of its respective management, could enhance its equity investment, even though such transactions may involve risks to the other shareholders of Maudore and may ultimately affect the market price of the Common Shares. Any delay or prevention of a change of control transaction could deter potential acquirors or prevent the completion of a transaction in which the Company’s shareholders could receive a substantial premium over the then current market price for their Common Shares. Unless the Majority Shareholders were to agree in advance to a proposed change in control transaction, it will likely not be presented to holders of Common Shares. Moreover, the Majority Shareholders may decide for strategic or other reasons not to sell the Common Shares they control in a change of control transaction even in circumstances where the board of directors of the Company or holders of Common Shares may consider such transaction to be in the best interests of the Company and the holders of Common Shares.

Any of the foregoing could have a material adverse effect on the Company’s business, results of operation and financial condition as well as on the value of the Common Shares.

Some of the directors might have conflicts of interest as a result of their involvement with other natural resource companies.

Certain of the directors of the Company also serve or may serve as directors, or have significant shareholdings in, other companies involved in natural resource exploration and development or mining-related activities. To the extent that such other companies may participate in ventures in which the Company may participate in, or in ventures which the Company may seek to participate in, the directors may have a conflict of interest. In all cases where the directors have an interest in other companies, such other companies may also compete with the Company for the acquisition of mineral property investments. Such conflicts of the directors may result in a material and adverse effect on the Company’s profitability, results of operation and financial condition. As a result of these conflicts of interest, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position.

Dependence on Outside Parties

The Company has relied upon consultants, engineers and others and intends to rely on these parties for exploration, development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore, to develop the exploration and plant infrastructure at any particular site. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company.

Maudore competes with major mining companies and other natural resource companies in the acquisition, exploration, financing and development of new properties and projects.

Many of the companies Maudore competes with are more experienced, larger and better capitalized than the Company. The competitive position of the Company depends upon its ability to obtain sufficient funding and to explore, acquire and develop new and existing mineral-resource properties or projects in a successful and economic manner. Some of the factors which allow producers to remain competitive in the market over the long term are the quality and size of an ore body, cost of production and operation generally, and proximity to market. The Company also competes with other mining companies for skilled geologists and other technical personnel.

DIVIDEND POLICY

The Company has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company’s board of directors (the “Board”) will review this policy from time to time having regard to the Company’s financing requirements, financial condition and other factors considered to be relevant.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares without par value. The holders of the Company’s Common Shares are entitled to receive notice of and to attend all meetings of the Shareholders of the Company. Each Common Share carries one vote. The holders of Common Shares have the right to receive dividends if, as and when declared by the Board. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of its assets among its Shareholders for the purpose of winding-up its affairs, the holders of the Common Shares of the Company are entitled to receive the remaining property and assets of the Company on a pro rata basis.

As of October 21, 2013, the Company had 47,241,522 Common Shares issued and outstanding.

As of October 21, 2013, the Company had 880,000 Common Shares purchase warrants expiring on March 22, 2015 at an exercise price of $1.08 and 8,519,918 Common Shares purchase warrants expiring on April 12, 2015 at an exercise price of $1.13. The Company also had 127,840 agent’s compensation options units outstanding at an exercise price of $0.91 per unit, each unit being comprised of one Common Share and of one common share purchase warrant at an exercise price of $1.13, expiring on April 12, 2015.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSXV under the symbol “MAO”. The following table sets out the market price range and trading volumes of the Common Shares on the TSXV for the periods indicated.

Month	High ($)	Low ($)	Volume (shares)
January 2012	5.59	4.88	154,072
February 2012	5.47	4.75	165,442
March 2012	4.95	4.35	305,140
April 2012	4.70	3.80	329,794

Month	High ($)	Low ($)	Volume (shares)
May 2012	4.40	2.70	530,932
June 2012	4.00	2.70	364,091
July 2012	3.30	2.25	617,878
August 2012	2.95	2.31	239,631
September 2012	3.45	2.27	350,468
October 2012	3.35	2.67	227,666
November 2012	2.98	2.05	218,933
December 2012	2.25	1.32	1,051,753

DIRECTORS AND EXECUTIVE OFFICERS

The directors of the Company as at December 31, 2012 were Kevin Tomlinson, Dr. Howard Carr, George Fowlie, Keith Harris, Dr. Daniel Harbour, Robert Pevenstein and Raynald Vezina. These directors were elected at the annual general and special meeting of the Company held on June 26, 2013, except Dr. Carr who was not a nominee. Gregory Struble was a nominee and was elected as a new director.

The following table sets forth the name, provinces or states and countries of residence, office held with the Company, date on which each first became a director, principal occupation during the last five years and number of Common Shares held by each of the directors and officers of the Company as of October 21, 2013.

Name, Province or State and Country of Residence	Offices Held	Term	Principal Occupation	Number of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly

Kevin Tomlinson Surrey, United Kingdom	Director and Chairman	July 2012 - Present	Director of Centamin Plc, non-executive director of Samco Gold Limited and Deputy Chairman and Lead independent director Besra Gold Inc. since January 2012; Chairman of Medusa Mining Ltd. from 2005 to 2010; Chairman of Dragon Mountain Gold Ltd. from 2006 to 2008; Managing Director investment banking with Westwind Partners, Thomas Weisel Partners and Stifel Nicolaus from August 2006 to January 2012.	1,140,448

Gregory Struble(4) Michigan, United States	Director, President and CEO	June 2013 - Present	Mining Engineer with over 30 years of experience in underground mining. Executive Vice President and Chief Operating Officer for North American Palladium Ltd. from December 2010 to May 2013; Executive Vice President and Chief Operating Officer of	0

Name, Province or State and Country of Residence	Offices Held	Term	Principal Occupation	Number of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly

			Stillwater Mining Company from February 2008 to August 2010; Project Manager for Barrick Gold Corporation from March 2007 to February 2008.

George Fowlie (1)(2) Ontario, Canada	Director, Deputy Chairman and Director of Corporate Development	July 2012 - Present	Managing Director of Grf Capital Advisors from February 2008 to present; Deputy Chairman and head of investment banking with Westwind Capital Partners from 2004 to 2008.	110,000

Dr. Daniel Harbour (2)(4) London, United Kingdom	Director	July 2012 - Present	Associate Professor of Cognitive Science of Language at Queen Mary University of London from July 2012 to present; Director of HDG Ltd. since March 2005 (private company); Trustee of The Harbour Foundation since March 2008.	0

Keith Harris (1)(2)(3) Ontario, Canada	Director	July 2012 - Present	President, corporate director and consultant of Naiscott Capital Corporation from January 2011 to present; President and Chief Financial Officer of Stifel Nicolaus Canada Inc. from January 2008 to December 2010; Chief Financial Officer of Westwind Partners Inc. from 2002 to 2008.	27,500

Robert L. Pevenstein (1)(3) Maryland, United States	Director	November 2010 - Present	President of Princeville Partners LLC. Chairman of Copper Mesa Mining Corporation from 2004 to present; Director of QuadraMed Corporation from 2003 to 2010; Chairman of QuadraMed Corporation from 2005 to 2010 and of unlisted American company, EMIDA Corporation.	16,000

Raynald Vezina (2)(3)(4) Quebec, Canada	Director	July 2012 - Present	Consultant Mining Engineer. Director and member of Audit Committee of Richmont Mines Inc. from October 2006 to May 2012; Director of Matamec Explorations Inc. from October	11,000

Name, Province or State and Country of Residence	Offices Held	Term	Principal Occupation	Number of Common Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly

			2004 to June 2008 and from October 2012 to present.

Claudine Bellehumeur Quebec, Canada	Chief Financial Officer	June 2013 - Present	Chartered Professional Accountant. Administration Manager and Controller of Aurbec from September 2009 to June 2013; Controller of SOQUEM Inc. from July 2006 to September 2009.	0

Denis Blondin Quebec, Canada	Vice-President, Operations	July 2013 - Present	Manager of the Quebec Operations for Aurbec from February 2010 to March 2013; Mining Superintendent for Cadiscor Resources Inc. from May 2009 to February 2010; Project Manager for Dia Bras Exploration from May 2005 to December 2008.	0

(1)	Member of the Audit Committee
(2)	Member of the Corporate Governance and Nominating Committee
(3)	Member of the Compensation Committee
(4)	Member of the Health, Safety, Environment and Sustainability Committee

Each of the directors of the Company holds office until the close of the next annual meeting of Shareholders of the Company or until their successors are duly elected or appointed.

To the knowledge of the management of the Company, as at October 21, 2013, no person beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the issued and outstanding securities of the Company, except Rex Harbour and Cyrus, who have declared in the System for Electronic Disclosure by Insiders (“SEDI”) that they were holding respectively 9,406,762 Common Shares (representing 19.9% of the outstanding Common Shares) and 7,254,505 Common Shares (representing 15.4% of the outstanding Common Shares). Mr. Harbour also declared he was holding 2,242,478 common share purchase warrants of the Company and Cyrus declared it was holding 3,627,252 common share purchase warrants of the Company. Such securities are held by Mr. Harbour indirectly through City Securities Ltd. and The Harbour Foundation and those held by Cyrus are held indirectly by FBC. Dr. Daniel Harbour, director of the Company, is a trustee of The Harbour Foundation.

As of the date hereof, the directors and executive officers of the Company as a group own beneficially, directly or indirectly, or exercise control or direction over approximately 1,304,948 Common Shares (representing approximately 2.8% of the outstanding Common Shares).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set forth below, no director or executive officer is, as at the date of this AIF, or has been within the last ten years, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company.

Robert Pevenstein is a director of Copper Mesa Mining Corporation, a reporting issuer in the provinces of British Columbia, Ontario and Quebec. A cease trade order was issued in April 2010 against Copper Mesa Mining Corporation for failure to file its annual and interim financial statements which cease trade order is still in effect.

No director or executive officer of the Company or any shareholder holding a sufficient number of Common Shares of the Company to affect materially the control of the Company:

(a)	is, as at the date of this AIF, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his, her or its assets;

(c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to reasonable investor in making an investment decision regarding the Company.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.

CORPORATE GOVERNANCE

Audit Committee

Regulation 52-110 – Audit Committees (“Regulation 52-110”) requires the Company to disclose annually in its AIF certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth below.

Audit Committee Charter

The charter of the Audit and Risk Committee of the Company (the “Audit Committee”) is attached to this AIF as Schedule A.

Composition of the Audit Committee

The Audit Committee is currently composed of Messrs. Harris (Chair), Pevenstein and Fowlie. Under Regulation 52-110, a director of an audit committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board, reasonably be expected to interfere with the exercise of the member’s independent judgment. The Board has determined that a majority of the members of the audit committee are independent. Mr. Fowlie is not considered as independent since he has been appointed as Deputy Chairman and Director of Corporate Development in December 2012. All Board members of the Audit Committee are “financially literate” within the meaning of Regulation 52-110.

Relevant Education and Experience of the Audit Committee Members

Keith Harris

Mr. Harris is a Chartered Accountant with over 20 years of experience in investment banking. He graduated with a Bachelor of Commerce degree from the University of Toronto, obtained his Chartered Accountant designation with Ernst & Young LLP, and is a member of the Ontario Institute of Chartered Accountants. Mr. Harris has been the President of Naiscott Capital Corporation, which specializes in financial advisory services, since January 2011. He is currently a director of Whiteknight Acquisitions II Inc., a capital pool company and director of Smart Employee Benefits Inc. since July 2012. Prior to his role with Naiscott Capital Corporation, from January 2008 to December 2010, he was the President and Chief Financial Officer of Stifel Nicolaus Canada Inc. (and its predecessor company Thomas Weisel Partners Canada Inc.), the Canadian broker-dealer subsidiary of Stifel Financial Corp., a financial holding company listed on the New York Stock Exchange. Prior to January 2008, Keith was the Chief Financial Officer of Westwind Partners Inc. which was acquired by Thomas Weisel Partners Inc. in January 2008. He has also served as Chief Financial Officer of Octagon Capital Corporation, an independent Canadian investment dealer providing opportunities and advice to institutional investors and corporate clients.

Robert L Pevenstein

Mr. Pevenstein is a Certified Public Accountant and member of the American Institute of CPA’s and is holder of a master in Business Administration from Pepperdine University (USA). He has been senior accountant for the firm Price Waterhouse in Washington from 1974 to 1977, adjunct assistant professor of accounting at the University of Maryland from 1976 to 1984, Vice-President Finance and Chief Financial Officer for Radiation Systems Inc., in Virginia from 1977 to 1987 and Senior Vice-President and Chief Financial Officer of New York Stock Exchange-listed United Nuclear Corporation, which was sold to General Electric in 1997. Mr. Pevenstein has also been Chairman of the audit committee of NASDAQ listed QuadraMed Corporation and of Copper Mesa Mining Corporation.

George Fowlie

Mr. Fowlie obtained his MBA from the University of Western Ontario and his ICD.D designation from The Directors Education Program at the Rotman School of Management, University of Toronto. Since February 2008, Mr. Fowlie has been Managing Director of Grf Capital Advisors, a financial advisory service for capital market participants primarily providing strategic planning services to companies in a wide range of industries. Over his 40 year career in corporate finance, he has gained extensive experience in commercial banking, merchant banking, investment banking, private equity and mezzanine debt funds. Prior to his role with Grf Capital Advisors, he served as deputy chairman and head of investment banking with Westwind Capital Partners, a U.S., Canadian and U.K. full service securities broker, from 2004 to 2008, which he helped to build into an international natural resource focused firm until it was acquired in 2008 by Thomas Weisel Partners. Mr. Fowlie is currently a member of the board of directors of the privately held companies Melford International Terminal Inc., Brunico Inc. and Cardswap.ca Inc. He also previously served as a member of the board of directors of several public companies listed on the Toronto Stock Exchange, including CFCF Inc., Telular Inc., PC Docs Inc. and Xenos Group Inc. and as the Chair of Outward Bound Canada.

Audit Committee Oversight

At no time since the commencement of the Company’s financial year ended December 31, 2012 was a recommendation of the Audit Committee to nominate or compensate an external auditor adopted by the Board of directors of the Company.

Pre-approval Policies and Procedures for Audit Services

The Audit Committee must pre-approve all non-audit services to be provided to the Company by its external auditor.

External Auditor Service Fees

Since 2001, the Auditors of the Company have been Raymond Chabot Grant Thornton, LLP., Chartered Accountants (“RCGT”) of Val-d’Or, Quebec.

(a)	Audit Fees

The total fees billed by RCGT in each of the last two fiscal years for audit services are as follows:

For the year ended December 31, 2011: $47,500

For the year ended December 31, 2012: $49,000

(b)	Audit-Related Fees

The total fees billed by RCGT in each of the last two fiscal years for assurance and related services by Grant Thornton that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under (a) are as follows:

For the year ended December 31, 2011: $Nil

For the year ended December 31, 2012: $5,000

(c)	Tax Fees

The total fees billed in each of the last two fiscal years for professional services rendered by RCGT for tax compliance, tax advice and tax planning are as follows:

For the year ended December 31, 2011: $Nil

For the year ended December 31, 2012: $25,600

(d)	All Other Fees

The total fees billed in each of the last two fiscal years for products and services provided by RCGT, other than the services reported under clauses (a), (b) and (c) above are as follows:

For the year ended December 31, 2011: $Nil

For the year ended December 31, 2012: $4,650

Limitation of Audit Committee’s Role

While the Audit Committee has the responsibilities and powers set forth in its Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with applicable rules and regulations. These are the responsibilities of management and the independent auditor.

Reliance on Exemptions

With the exception of what is indicated below, the Company did not rely on exemptions for “de minimis non-audit services” and on any other exemption set out in Sections 6 and 8 of Regulation 52-110 for the year ended December 31, 2012. Since the end of its financial year ended December 31, 2012, the Company relied on Section 6.1 of Regulation 52-110 to be exempted from the requirement of Section 3.1(3) of Regulation 52-110 which requires that each member of the Audit Committee shall be independent.

Notwithstanding that the Company is providing this information on the Audit Committee in this AIF, the Company is relying on the exemption set out in Section 6.1 of Regulation 52-110 with respect to certain reporting obligations set out in Part 5 of Regulation 52-110.

Other Board Committees

The Board of Directors has also designated a Compensation Committee consisting of Messrs. Pevenstein, Vezina and Harris, a Corporate Governance and Nominating Committee consisting of Messrs. Harbour, Harris, and Vezina and a Health, Safety, Environment and Sustainability Committee consisting of Messrs. Vezina, Harbour and Struble.

All of the directors of the Company hold office until the close of the next annual meeting of the Shareholders of the Company or until their successors are duly elected or appointed.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Management is not aware of any legal proceedings outstanding, threatened or pending as of the date hereof by or against the Company. During the year ended December 31, 2012, save and except for the Bankruptcy Petition discussed in this Annual Information Form under the heading “General Development of the Business – Development since January 1, 2013” the Company was not subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority;

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or

(c)	any settlement agreements entered into before a court relating to securities legislation or with a securities regulatory authority.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, to the Company’s knowledge no director or executive officer of the Company or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares or any associate or affiliate of any of the persons or companies referred to above has any material interest, direct or indirect, in any transaction which materially affected the Company or is reasonably expected to materially affect the Company since January 1, 2010.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is CST Trust Company, at its principal offices in Montreal and Toronto.

MATERIAL CONTRACTS

Other than as set out below, the Company did not enter into any material contracts, other than contracts entered into in the ordinary course of business, during the year ended December 31, 2012:

•	Term Loans dated December 2012 for a total of $3.25 million from City Securities Ltd. and Monemvasia Pty Ltd.

•	Shareholders Rights Plan Agreement dated May 24, 2012 between Maudore and CIBC Mellon Trust Company.

INTERESTS OF EXPERTS

None of Rémi Verschelden, Geo., B.Sc. and Vincent Jourdain, Eng., PhD. of the consulting firm InnovExplo, Christian D’Amours, BSc., PGeo. of the consulting firm GeoPointCom and of Tyson C. Birkett, Eng., PhD. and Valère Larouche, Eng., each being companies or persons who have prepared reports relating to the Company’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in total, less than one percent of the securities of the Company.

The auditors of the Company are Raymond Chabot Grant Thornton, LLP., Chartered Accountants, of Val-d’Or, Quebec. Raymond Chabot Grant Thornton, LLP report that they are independent of the Company in accordance with the Rules of Professional Conduct in Quebec, Canada.

None of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is currently exposed to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ADDITIONAL INFORMATION

Additional information, including details as to directors’ and officers’ remuneration, principal holders of the Company’s shares, options to purchase shares of the Company and certain other matters is contained in the Company’s Management Information Circular for its most recent annual meeting of Shareholders that involved the election of directors. Additional financial information is provided in the Company’s financial statements and related Management’s Discussion and Analysis for its year ended December 31, 2012. Copies of the above and other disclosure documents may be examined and/or obtained on SEDAR at www.sedar.com.

SCHEDULE A

MAUDORE MINERALS LTD.

COMMITTEE MANDATE

AUDIT AND RISK-

1.	Purpose and Scope

The Audit and Risk Committee (the “Committee”) of Maudore Minerals Ltd. (the “Corporation”) is a committee of the Board of Directors (the “Board”). The Committee shall oversee the accounting and financial reporting practices of the Corporation and the audits of the Corporation’s financial statements, and shall review, evaluate and monitor the Corporation’s risk management program, including risk assessment, quantification of exposure, risk mitigation measures, and risk reporting. This Mandate sets out the responsibilities and duties of the Committee, and describes the qualifications and status required to become a member of the Committee. The Committee will, periodically and as required, make recommendations to the Board regarding the financial information, risk profile and accounting practices of the Corporation, mainly with regard to the process of reporting and disclosure.

2.	Membership

(a)	Number of Members

The Committee shall be composed of three or more members of the Board.

(b)	Independence of Members

A majority of the members of the Committee shall be independent within the meaning of the provisions of National Policy 58-201 Corporate Governance Guidelines, as may be amended from time to time, subject to any exemptions or relief that may be granted from such requirements.

(c)	Term of Members

The members of the Committee shall be appointed annually by the Board. Each member of the Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board. Unless a Chair of the Committee (a “Chair”) is elected by the Board, the members of the Committee may designate a Chair by majority vote of the full Committee.

3.	Meetings

(a)	Frequency

The Committee shall meet as often as is necessary to carry out its duties and responsibilities.

(b)	Convening

A meeting of the Committee may be convened by the Chair, a quorum of the Committee members, the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, or the external auditors. All members of the Committee must be informed of any scheduled meeting and its agenda in a clear and timely fashion (allowing, nonetheless, that meetings may need to be called urgently, under extraordinary circumstances). In advance of any meeting, the Chair shall prepare and distribute an agenda of matters to be addressed at the meeting to the Committee members and others as deemed appropriate by the Chair.

(c)	Quorum

A quorum is a simple majority of the Committee. Committee business may only be transacted in meetings at which a quorum is present. At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote.

(d)	Attendance by Non Members

Any Director of the Corporation may attend meetings of the Committee, with the consent of the Chair; however, only Committee members are entitled to vote on Committee business. The Committee also may invite to its meetings any member of Management of the Corporation and such other persons as it deems appropriate in order to carry out its responsibilities and Mandate. The external auditors are entitled to attend and be heard at the Committee meeting convened for the review of annual financial reports and to any other meeting where the Committee may invite the auditors. At least once a year, the Committee shall meet with the external auditors and with Management in separate sessions to discuss any matters that the Committee, the auditors, or Management consider necessary. Meetings, or parts of meetings, shall be held without the presence of Management.

(e)	Reporting

The Committee shall maintain minutes or other records of meetings and activities of the Committee in sufficient detail to convey the substance of all discussions held. Minutes approved by the Committee shall be circulated to the members of the Board in a timely fashion. However, the Committee may report orally to the Board on any matter requiring, in its view, the attention of the Board.

4.	Duties and Responsibilities of the Committee

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board and that the Board is authorised to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by any exchange where securities of the Corporation are traded, or any governmental or regulatory body exercising authority over the Corporation, as are in effect from time to time (collectively, the Applicable Requirements).

(a)	Financial Reports

The Committee is responsible for overseeing the Corporation’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Corporation’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Corporation. The auditors are responsible for auditing the Corporation’s annual consolidated financial statements.

i.	Review of annual financial reports. The Committee shall review the annual consolidated audited financial statements of the Corporation, the auditors’ report thereon, the related management discussion and analysis of the Corporation’s financial condition and results of operation (MD&A) and profit or loss press releases before the Corporation publically discloses this information. After completing its review, if advisable, the Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

ii.	Review of interim financial reports. The Committee shall review the interim consolidated financial statements of the Corporation, the related MD&A and profit or loss press releases before the Corporation publically discloses this information. After completing its review, if advisable, the Committee shall approve the interim financial statements and the related MD&A.

iii.	Review considerations. In conducting its review of the annual financial statements, the Committee shall, before such information is publicly disclosed by the Corporation:

A.	meet with management and the auditors to discuss the financial statements and MD&A;

B.	review the disclosures in the financial statements;

C.	review the audit report or review report prepared by the auditors;

D.	discuss with management, the auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

E.	review the accounting policies followed and critical accounting and other significant estimates and judgments underlying the financial statements as presented by management;

F.	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under International Financial Reporting Standards;

G.	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

H.	review managements report on the effectiveness of internal controls over financial reporting;

I.	review the factors identified by management as factors that may affect future financial results;

J.	review any complaints received by the Committee regarding accounting, internal accounting controls or auditing matters; and

K.	review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Committee under accounting policies, auditing standards or Applicable Requirements.

iv.	Approval of other financial disclosures. The Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Corporation, press releases disclosing, or based upon, financial results of the Corporation and any other material financial disclosure, including financial guidance provided to analysts, rating agencies or otherwise publicly disseminated.

v.	Risk management process. The broad aim of risk management is to ensure that adequate procedures are in place to achieve the Corporation’s objectives regarding effective, efficient operations and safeguarding of the Corporation’s assets. Recognising the need for financial risk management, operational risk management, business risk management, and for revenue protection, the Committee shall periodically access and review the effectiveness of the Corporation’s procedures for the identification, assessment, reporting and management of risks including the areas of crisis management, capital expenditure, taxation strategy, funding, commodity and foreign exchange and interest rate exposure, insurance coverage, fraud and information systems technology.

(b)	Auditors

The Committee shall be responsible for oversight of the work of the auditors, including the auditors work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work.

i.

Nomination and compensation. The Committee shall review and, if advisable, select and recommend for Board approval the external auditors to be nominated and the compensation of such external auditor. The Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditors audit plan.

ii.	Resolution of disagreements. The Committee shall resolve any disagreements between management and the auditors as to financial reporting matters brought to its attention.

iii.	Discussions with auditors. At least annually, the Committee shall discuss with the auditors such matters as are required by applicable auditing standards to be discussed by the auditors with the Audit Committee.

iv.	Audit plan. At least annually, the Committee shall review a summary of the auditors annual audit plan. The Committee shall consider and review with the auditors any material changes to the scope of the plan.

v.	Annual review report. The Committee shall review a report prepared by the auditors regarding each of the annual financial statements of the Corporation.

vi.	Independence of auditors. At least annually, and before the auditors issue their report on the annual financial statements, the Committee shall obtain from the auditors a formal written statement describing all relationships between the auditors and the Corporation; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which the auditors belong and other Applicable Requirements. The Committee shall take appropriate action to oversee the independence of the auditors.

vii.	Requirement for pre-approval of non-audit services. The Committee shall approve in advance any retainer of the auditors to perform any non-audit service to the Corporation that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures. The Committee may delegate preapproval authority to a member of the Committee. The decisions of any member of the Committee to whom this authority has been delegated must be presented to the full Committee at its next scheduled Committee meeting.

viii.	Approval of hiring policies. The Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

ix.	Financial executives. The Committee shall review and discuss with management the appointment of key financial executives and recommend qualified candidates to the Board, as appropriate.

(c)	Internal Controls

The Committee shall review the Corporation’s system of internal controls.

i.	Establishment, review and approval. The Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the auditors:

A.	the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Corporation’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on managements conclusions;

B.	any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Corporation’s periodic regulatory filings;

C.	any material issues raised by any inquiry or investigation by the Corporation’s regulators;

D.	any related significant issues and recommendations of the auditors together with managements responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

ii.	Authority to Act. The Committee shall be authorised to:

A.	access all records and corporate information that it determines are required in order to perform its duties;

B.	seek any information it requires from any employee of the Corporation in order to perform its duties;

C.	direct any employee of Corporation to cooperate with any request for information made by the Committee;

D.	call any employee to be questioned at a meeting of the Committee as and when required; and

E.	monitor the behaviour of the Corporation with respect to occupational health, safety, training, corporate social responsibility, and environmental matters.

(d)	Compliance with Legal and Regulatory Requirements

The Committee shall review reports from the Corporation’s Corporate Secretary and other management members on: legal or compliance matters that may have a material impact on the Corporation; the effectiveness of the Corporation’s compliance policies; and any material communications received from regulators. The Committee shall review management’s evaluation of and representations relating to compliance with specific applicable law and guidance, and managements plans to remediate any deficiencies identified.

(e)	Whistleblower Procedures

The Committee shall establish procedures for: the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters. Any such complaints or concerns that are received shall be reviewed by the Committee and, if the Committee determines that the matter requires further investigation, it will direct the Chair of the Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and the general counsel to reach a satisfactory conclusion.

(f)	Committee disclosures

The Committee shall prepare, review and approve any Audit Committee disclosures required by Applicable Requirements in the Corporation’s disclosure documents.

(g)	Authorisation

The Committee shall have authority to:

i.	have unrestricted access to the Corporation’s management and employees and the books and records of the Corporation;

ii.	designate a subcommittee to review any matter that falls within this Mandate, as the Committee deems appropriate, to the extent permissible by Applicable Requirements;

iii.	hire third party consultants or lawyers, at its own discretion and without the approval of the Board but nonetheless funded by the Corporation, in order to assist with an investigation of possible irregularities or potential fraudulent activities that come to its attention or for such other matters where the external auditors are unable to provide support.

(h)	Compliance and Governance

The Committee shall:

i.	review the Corporation’s policies and practices in light of current or forthcoming regulations, general business practice within the sector, or assessments by independent third parties;

ii.	review this Mandate annually to monitor the Committee’s own compliance and to check the Mandate’s fitness for purpose.

5.	Duties and Responsibilities of the Chair

The Chair of the Committee shall be appointed by Board annually and shall have the following specific duties:

(a)	scheduling, chairing, and approving the agendas for meetings of the Committee;

(b)	managing the affairs of the Committee;

(c)	monitoring whether the Committee is working effectively;

(d)	providing a link between the Committee and the Board;

(e)	monitoring whether the Committee is receiving timely information of appropriate quality before, during and after Committee meetings.

6.	No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Committees of the Board assist the Board in directing the affairs of the Corporation. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Corporation’s Articles and By-laws, it is not intended to establish any legally binding obligations.

Adopted: October 2013